As filed pursuant to Rule 424(b)(4)
under the Securities Act of 1933
Registration No. 333-113120
333-113120-01
333-113120-02

PROSPECTUS SUPPLEMENT

(To prospectus dated March 10, 2004)

2,000,000 Shares

Hawaiian Electric Industries, Inc.

Common Stock

                    Hawaiian Electric Industries, Inc. is selling 2,000,000 shares of common stock.

                    The shares trade on the New York Stock Exchange under the symbol “HE.” On March 10, 2004, the last sale price of the shares as reported on the New York Stock Exchange was $51.86 per share.

                    Investing in the shares of common stock involves risks that are described in the “Risk Factors” section beginning on page 1 of the accompanying prospectus.

	Per Share	Total

Public offering price	$51.86	$103,720,000
Underwriting discount	$2.0744	$4,148,800
Proceeds, before expenses, to HEI	$49.7856	$99,571,200

                    The underwriters may also purchase up to an additional 300,000 shares from HEI at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

                    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                    The shares will be ready for delivery on or about March 16, 2004.

Merrill Lynch & Co.

Goldman, Sachs & Co.

Robert W. Baird & Co.

Piper Jaffray

A.G. Edwards & Sons, Inc.

The date of this prospectus supplement is March 10, 2004.

          You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. HEI has not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. HEI is not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement or the accompanying prospectus or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate only as of the date of those documents. HEI’s business, financial condition, results of operations and prospects may have changed since those dates.

SUMMARY

          This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus or in the incorporated documents. This summary is not complete and may not contain all of the information that may be important to you. Before making an investment decision, you should read this entire prospectus supplement and the accompanying prospectus as well as the documents incorporated by reference, which are described under “Where You Can Find More Information” in the accompanying prospectus. This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements. Forward-looking statements should be read with the cautionary statements and important factors included in the accompanying prospectus under “Forward-Looking Statements.” Unless indicated otherwise, the information in this prospectus supplement assumes that the underwriters’ overallotment option is not exercised.

Hawaiian Electric Industries, Inc.

          HEI was incorporated in 1981 under the laws of the State of Hawaii and is a holding company whose principal subsidiaries engage in the electric public utility and banking businesses in the State of Hawaii. HEI’s predecessor, Hawaiian Electric Company, Inc., or HECO, was incorporated in 1891 under the laws of the Kingdom of Hawaii (now the State of Hawaii). As a result of a 1983 corporate reorganization, HECO became an HEI subsidiary and the common shareholders of HECO became common shareholders of HEI. By virtue of its ownership of utility subsidiaries, HEI is a holding company under the Public Utility Holding Company Act of 1935, but claims exemption from all provisions of that statute except Section 9(a)(2), which relates to the acquisition of other electric public utilities.

          For the year ended December 31, 2003, HEI’s electric public utility subsidiaries contributed approximately 78% of HEI’s consolidated revenues and 67% of its consolidated net income from continuing operations. HEI’s other principal subsidiary, American Savings Bank, F.S.B. or ASB, a federal savings bank, contributed approximately 21% and 48%, respectively, of HEI’s consolidated revenues and consolidated net income from continuing operations for the year ended December 31, 2003. HEI’s “Other” segment contributed approximately 1% and (15%), respectively, of HEI’s consolidated revenues and consolidated net income from continuing operations for the year ended December 31, 2003.

          HEI’s executive offices are located at 900 Richards Street, Honolulu, Hawaii 96813 and its telephone number is (808) 543-5662.

Operating Segments

          Electric Utilities. HECO is a regulated electric public utility company engaged in the production, purchase, transmission, distribution and sale of electric energy on the island of Oahu, in the State of Hawaii. HECO’s subsidiaries, Hawaii Electric Light Company, Inc., or HELCO, incorporated on December 5, 1894, and Maui Electric Company, Limited, or MECO, incorporated on April 28, 1921, are also regulated electric public utilities, and provide electric service on the islands of Hawaii, Maui, Lanai and Molokai in the State of Hawaii. HECO and its subsidiaries serve more than 400,000 customers in a service area of approximately 5,766 square miles. At December 31, 2003, HECO and its subsidiaries owned 1,606 megawatts of net generating capacity and had long-term purchase power agreements for another 534 megawatts of firm capacity with various independent power producers in the State of Hawaii. Due to the isolated nature of their service territories, the electric public utilities must own or be able to contract for all the electric power generation required to meet their power supply needs. Management believes that capacity reserve margins maintained by HECO and its subsidiaries, which averaged over 30% in 2003, are adequate to service the customers in their respective service territories.

          The electric utility subsidiaries are vertically integrated and regulated by the Hawaii Public Utilities Commission, or PUC. Hawaii has not experienced any of the disaggregation or deregulation that has occurred in the industry on the U.S. mainland over the past several years. Keys to achieving reasonable returns from the electric utilities are containing costs, retaining customers by providing reliable service and maintaining close customer relationships, and receiving rate increases when needed.

          HECO plans to file an application for a rate case in the second half of 2004 with the PUC, based on a 2005 test year. The final decision for the last rate case on Oahu was issued in 1995.

          Bank. HEI Diversified, Inc. is a wholly owned subsidiary of HEI and the direct parent of ASB. ASB, acquired by HEI on May 26, 1988, is a federally chartered savings bank with 68 branches primarily providing bank services such as federally-insured savings accounts and real estate mortgage loans within the State of Hawaii. As of December 31, 2003, ASB was the third largest financial institution in the State of Hawaii based on total assets of $6.5 billion and deposits of $4.0 billion. As of December 31, 2003, ASB was in full compliance with Office of Thrift Supervision minimum capital requirements (minimum ratio requirements noted in parentheses) with a tangible capital ratio of 7.0% (1.5%), a core capital ratio of 7.0% (4.0%) and a total risk-based capital ratio of 15.6% (8.0%). ASB was also “well-capitalized” (ratio requirements noted in parentheses) within the meaning of Federal Deposit Insurance Corporation regulations with a leverage ratio of 7.0% (5.0%), a Tier-1 risk-based capital ratio of 14.3% (6.0%) and a total risk-based capital ratio of 15.6% (10.0%). ASB’s largest subsidiary is ASB Realty Corporation which elects to be taxed as a real estate investment trust and had total assets of $1.8 billion as of December 31, 2003.

          ASB has been undergoing a major transition to become a full service community bank serving both individual and business customers. Key to ASB’s success will be its ability to increase its net interest and fee income while minimizing loan losses. ASB is diversifying its loan portfolio from single-family home mortgages to higher-yielding, shorter-duration consumer, business and commercial real estate loans.

          Other. HEI’s “Other” business segment includes the results of operations of HEI corporate and several direct and indirect subsidiaries. These subsidiaries are engaged in various businesses, including passive investments in leveraged leases and other investments, providing services to the electric utilities and implementing trust preferred securities financings. The “Other” segment also includes HEI’s direct holdings of three series of income notes acquired in May and July 2001 through transactions involving ASB.

The Offering

Common stock offered	2,000,000 shares

Common stock outstanding prior to the offering	38,032,319 shares

Common stock outstanding after the offering	40,032,319 shares (not including additional shares that may be issued under various HEI dividend reinvestment, employee and director plans)

Use of proceeds	Redemption of trust preferred securities. See “Use of Proceeds.”

NYSE symbol	HE

Common stock price range from January 1, 2003 to March 10, 2004	$38.20 - $53.75

NYSE closing price on March 10, 2004	$51.86

Current indicated annual dividend rate per share	$2.48

Indicated annual dividend yield on March 10, 2004	4.78%

Risk factors	See “Risk Factors” on page 1 of the accompanying prospectus and other information incorporated by reference or included in this prospectus supplement or the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of the common stock.

          The shares outstanding prior to and after this offering are based on the number of shares of common stock outstanding as of March 1, 2004. The number of shares of common stock outstanding after this offering assumes that the underwriters’ overallotment option is not exercised. If the overallotment option is exercised in full, HEI will issue and sell an additional 300,000 shares.

          On January 20, 2004, the HEI Board of Directors declared a dividend of $0.62 per share payable on March 10, 2004 to shareholders of record on February 11, 2004. Purchasers of the shares offered by this prospectus supplement will not be entitled to receive this dividend.

          For a complete description of the common stock, please refer to “Description of Common Stock and Preferred Stock” in the accompanying prospectus.

Selected Consolidated Financial Information

          The following selected consolidated financial information of HEI for the years ended December 31, 2003, 2002 and 2001 has been derived from the consolidated financial statements of HEI and the notes thereto, which consolidated financial statements have been audited by KPMG LLP, independent certified public accountants, and are incorporated by reference in this prospectus supplement and the accompanying prospectus. The following selected consolidated financial information of HEI, and the other financial information of HEI in this prospectus supplement, are qualified in their entirety by, and should be read in conjunction with, the financial statements and the other information about HEI included elsewhere in this prospectus supplement and the accompanying prospectus and in the incorporated documents.

	Years Ended December 31,

	2003	2002	2001

	(in thousands except per share amounts)
Income statement data
Revenues	$1,781,316	$1,653,701	$1,727,277
Operating income	263,567	266,433	256,173
Net income (loss):
Continuing operations(1)	$118,048	$118,217	$107,746
Discontinued operations(2)	(3,870)	—	(24,041)

	$114,178	$118,217	$83,705

Basic earnings (loss) per common share
Continuing operations	$3.16	$3.26	$3.19
Discontinued operations	(0.10)	—	(0.71)

	$3.06	$3.26	$2.48

Diluted earnings (loss) per common share
Continuing operations	$3.15	$3.24	$3.18
Discontinued operations	(0.10)	—	(0.71)

	$3.05	$3.24	$2.47

Dividends per common share	$2.48	$2.48	$2.48
Weighted-average number of common shares outstanding	37,348	36,278	33,754
Adjusted weighted-average shares	37,487	36,477	33,942

Cash flow data
Net cash provided by operating activities	$238,251	$244,381	$259,426
Depreciation of property, plant and equipment	$120,633	$115,597	$110,425
Other amortization	$29,766	$25,396	$19,119
Capital expenditures	$(162,891)	$(128,082)	$(126,308)

	As of December 31, 2003

Capitalization(3)	Actual		As Adjusted(4)

	(dollars in thousands)
Long-term debt, net	$1,064,420	45%	$1,114,420		47%
HEI- and HECO-obligated preferred securities of trust subsidiaries	200,000	8	50,000	(5)	2
Preferred stock of subsidiaries — not subject to mandatory redemption	34,406	1	34,406		1
Stockholders’ equity	1,089,031	46	1,188,452		50

	$2,387,857	100%	$2,387,278		100%

(1)	On January 1, 2002, HEI adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” which required that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. In December 2002, the Company elected to adopt the recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as of January 1, 2002 using the “modified prospective method,” which allowed recognition of stock-based employee compensation cost from the beginning of the fiscal year in which the recognition provisions are first applied as if the fair value based accounting method had been used to account for all employee awards granted, modified or settled in years since 1995. Application of SFAS Nos. 142 and 123 has affected the comparability of current period results of operations with prior period results of operations. See note 1 to HEI’s 2003 consolidated financial statements, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

(2)	In 2001, HEI adopted a formal plan to discontinue its remaining international power operations and incurred losses and write-offs totaling $36 million pre-tax ($24 million after-tax). For the year ended December 31, 2003, discontinued operations reflect an additional writedown of an investment in Cagayan Electric Power & Light Co., Inc., an electric distribution company in the Philippines, and an increase in a reserve for future expenses expected to be incurred in seeking recovery of the costs of a project in China ($6 million pre-tax and $4 million after-tax).

(3)	Excludes ASB’s deposit liabilities, securities sold under agreements to repurchase and advances from the Federal Home Loan Bank of Seattle.

(4)	Adjusted to reflect (a) the issuance and sale of the common stock offered by this prospectus supplement and use of the net proceeds to effect the redemption of $100 million of HEI-obligated trust preferred securities as described under “Use of Proceeds” and (b) the expected issuance by the end of the first half of 2004 of $50 million of medium-term notes by HEI and use of the net proceeds to enable HECO, through a short-term loan of those net proceeds together with other available corporate funds, to redeem $50 million of HECO-obligated trust preferred securities issued in 1998 by HECO Capital Trust II.

(5)	The $50 million of preferred securities remaining after the redemptions described in note 4 above are the HECO-obligated preferred securities issued in 1997 by HECO Capital Trust I. HECO plans to redeem these preferred securities with the proceeds from a planned sale of the HECO-obligated preferred securities of HECO Capital Trust III, which is expected to be completed by the end of the first half of 2004. By virtue of the adoption by the Financial Accounting Standards Board of FIN No. 46, as revised in December 2003, it is anticipated that HEI will deconsolidate HECO Capital Trust I (or HECO Capital Trust III, if HECO completes its planned refinancing) in its consolidated financial statements for the first quarter of 2004. This new accounting treatment will result in HEI and HECO reflecting a $1.5 million investment in the applicable trust as an unconsolidated subsidiary and $51.5 million of additional long-term debt, rather than $50 million of “HECO-obligated preferred securities of trust subsidiaries.”

USE OF PROCEEDS

          The net proceeds to HEI from the sale of the shares of common stock, after deduction of the underwriting discount and estimated expenses payable by HEI, will be approximately $99.4 million (or $114.4 million if the underwriters’ overallotment option is exercised in full). HEI intends to use the net proceeds from this offering, together with additional funds from internal sources, to redeem the junior subordinated debentures that HEI and a subsidiary of HEI issued to HEI Preferred Funding, LP in 1997, which will in turn result, indirectly, in the redemption of the outstanding trust preferred securities and common securities of Hawaiian Electric Industries Capital Trust I and the termination of that trust. Such redemption is expected to be completed within 45 days after completion of the sale of the shares of common stock at a redemption price of 100% of the stated liquidation amount thereof plus accumulated and unpaid distributions thereon to the date of redemption.

          All or a portion of the proceeds from the sale of the shares of common stock may be invested temporarily, either by HEI or by the trustees for the junior subordinated debentures issued to Hawaiian Electric Industries Capital Trust I (to the extent such investments are permissible by the trustees), until their application to effect such redemption, in commercial paper, repurchase agreements, United States treasury securities, United States federal agency securities, certificates of deposit, tax-exempt securities, money market preferred stock, money market funds, time deposits or Euro dollar deposits, or a combination of such short-term investments. The stated annual interest/distribution rate of the junior subordinated debentures/trust preferred securities to be redeemed is 8.36%.

COMMON STOCK PRICE RANGE AND DIVIDENDS

          HEI’s common stock is traded on the New York Stock Exchange. The common stock trades under the symbol HE. The following table sets forth the intraday high and low sales prices of the common stock, as reported on the New York Stock Exchange Composite Transactions Tape, and dividends per share of common stock paid (or declared) by HEI for the calendar quarters indicated.

	Price Range

Period	High	Low	Dividend

2002
First quarter	$44.45	$39.35	$0.62
Second quarter	47.80	41.50	0.62
Third quarter	46.98	34.55	0.62
Fourth quarter	49.00	41.73	0.62
2003
First quarter	46.11	38.20	0.62
Second quarter	46.59	39.53	0.62
Third quarter	45.95	41.25	0.62
Fourth quarter	48.00	43.32	0.62
2004
First quarter (through March 10, 2004)	53.75	47.10	0.62

          The last reported sale price of the common stock on March 10, 2004 on the New York Stock Exchange was $51.86 per share. As of February 29, 2004, HEI had 13,824 common shareholders of record.

          HEI (and prior to July 1, 1983, HEI’s predecessor, HECO) has paid dividends continuously since 1901. Common stock dividends have customarily been paid quarterly around the 10th of March, June, September and December to shareholders of record on or about the 10th of February, May, August and November. While HEI currently intends to continue the practice of paying dividends quarterly, the amount and timing of future dividends are necessarily dependent upon future earnings of its subsidiaries, financial requirements and other factors considered by HEI’s Board of Directors, including legal requirements and contractual restrictions. The ability of certain of HEI’s direct and indirect subsidiaries to pay dividends or make other distributions to HEI, or to make loans or extend credit to or purchase assets from HEI, is subject to contractual, statutory and regulatory restrictions, including without limitation the provisions of an agreement with the PUC (pertaining to HEI’s electric utility subsidiaries) and the minimum capital requirements imposed by law on ASB, as well as restrictions and limitations set forth in debt instruments, preferred stock resolutions and guarantees. HEI does not expect that the regulatory and contractual restrictions applicable to HEI or its direct or indirect subsidiaries will significantly affect its ability to pay dividends on its common stock. See “Risk Factors” and “Description of Common and Preferred Stock — Common Stock — Dividend Rights and Limitations” in the accompanying prospectus.

UNDERWRITING

          Subject to the terms and conditions described in a purchase agreement between HEI and the underwriters, HEI has agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from HEI, the number of shares listed opposite their names below.

Number of
Underwriter	Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,000,000
Goldman, Sachs & Co.	500,000
Robert W. Baird & Co. Incorporated	200,000
Piper Jaffray & Co.	200,000
A.G. Edwards & Sons, Inc.	100,000

Total	2,000,000

          The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

          HEI has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

          The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

Commissions and Discounts

          The underwriters have advised HEI that they propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $1.20 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

          The following table shows the public offering price, underwriting discount and proceeds before expenses to HEI. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$51.86	$103,720,000	$119,278,000
Underwriting discount	$2.0744	$4,148,800	$4,771,120
Proceeds, before expenses, to HEI	$49.7856	$99,571,200	$114,506,880

          The expenses of the offering, not including the underwriting discount, are estimated at $150,000 and are payable by HEI.

Overallotment Option

          HEI has granted an option to the underwriters to purchase up to 300,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sale of Similar Securities

          HEI and its executive officers and nonemployee directors have agreed, with exceptions (including exceptions for issuances by HEI of common stock upon exercises of existing options and grants of options to purchase common stock under existing employee and director plans), not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch. Specifically, HEI and these individuals have agreed, with exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that HEI file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

          This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

          The lockup agreements described above may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of Merrill Lynch. There are, however, currently no agreements between Merrill Lynch and any of HEI’s executive officers or directors releasing them from these lockup agreements prior to the expiration of the 90-day restricted period.

New York Stock Exchange Listing

          The shares are listed on the New York Stock Exchange under the symbol “HE.”

Price Stabilization and Short Positions

          Until the distribution of the shares is completed, SEC rules may limit underwriters from bidding for and purchasing HEI common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

          In connection with the offering, the underwriters may make short sales of the common stock and may purchase shares in the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are made in an amount not greater than the overallotment option described above. The underwriters may close out any covered short position by either exercising the overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short positions by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

          Neither HEI nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither HEI nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

          Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website relating to this offering is not part of this prospectus supplement or the accompanying prospectus.

Other Relationships

          Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Robert W. Baird & Co. Incorporated and Piper Jaffray & Co. are acting as HEI’s agents in a medium-term note program and have received and may receive customary fees for sales of medium-term notes under that program. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with HEI and its subsidiaries. They have received customary fees for these transactions.

VALIDITY OF COMMON STOCK

          The validity of the shares of common stock offered by this prospectus supplement will be passed upon for HEI by Goodsill Anderson Quinn & Stifel LLP, Honolulu, Hawaii, and for the underwriters by Pillsbury Winthrop LLP, New York, New York. Pillsbury Winthrop LLP will rely upon the opinion of Goodsill Anderson Quinn & Stifel LLP as to matters of Hawaii law.

PROSPECTUS

$200,000,000

Hawaiian Electric Industries, Inc.

Senior Debt Securities
Senior Subordinated Debt Securities
Junior Subordinated Debt Securities
Preferred Stock
Common Stock
Stock Purchase Contracts
Stock Purchase Units
Hawaiian Electric Industries Capital Trust II
Hawaiian Electric Industries Capital Trust III
Trust Preferred Securities
Guaranteed as set forth herein by Hawaiian Electric Industries, Inc.

       Hawaiian Electric Industries, Inc. (“HEI”), Hawaiian Electric Industries Capital Trust II and Hawaiian Electric Industries Capital Trust III (each, a “Trust” and, together, the “Trusts”) may offer these securities from time to time in one or more series with an aggregate offering price not to exceed $200,000,000. This prospectus provides you with a general description of these securities. HEI will provide specific information about the offering and the terms of these securities in supplements to this prospectus. The supplements may also add, update or change information contained in this prospectus. You should read this prospectus and the supplements carefully before investing. This prospectus may not be used to sell any of these securities unless accompanied by a prospectus supplement.

      The common stock of HEI is listed on the New York Stock Exchange under the symbol “HE.”

      HEI’s principal executive offices are located at 900 Richards Street, Honolulu, Hawaii 96813 and HEI’s telephone number is (808) 543-5662.

       See “Risk Factors” beginning on page 1 to read about certain factors you should consider before purchasing any of the securities being offered.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      HEI and the Trusts may offer these securities directly or through underwriters, agents or dealers. Each prospectus supplement will provide the terms of the plan of distribution relating to each series of securities. See “Plan of Distribution.”

The date of this prospectus is March 10, 2004.

RISK FACTORS

      You should carefully consider the risk factors described below, as well as the other information contained or incorporated by reference in this prospectus and any applicable prospectus supplement before purchasing any of the securities offered by this prospectus and the applicable prospectus supplement.

Holding Company and Company-Wide Risks

HEI is a holding company that derives its income from its operating subsidiaries and depends on the ability of those subsidiaries to pay dividends or make other distributions to HEI and on its own ability to raise capital.

      HEI is a legal entity separate and distinct from its various subsidiaries. As a holding company with no significant operations of its own, HEI’s cash flows and consequent ability to service its obligations, including the debt securities offered by this prospectus, and its ability to pay dividends on its common stock, are dependent upon its receipt of dividends or other distributions from its operating subsidiaries and its ability to issue common stock or other equity securities and to incur additional debt. The ability of HEI’s subsidiaries to pay dividends or make other distributions to HEI is, in turn, subject to the risks associated with their operations and to contractual and regulatory restrictions, including:

•	the provisions of an HEI agreement with the Hawaii Public Utilities Commission, or PUC, which could limit the ability of HEI’s principal electric public utility subsidiary (Hawaiian Electric Company, Inc., or HECO) to pay dividends to HEI in the event that the consolidated common stock equity of the electric public utility subsidiaries falls below 35% of total electric utility capitalization;

•	the provisions of an HEI agreement entered into with federal bank regulators in connection with its acquisition of its bank subsidiary, American Savings Bank, F.S.B., or ASB, which require HEI to contribute additional capital to ASB (up to a maximum amount of additional capital of $28.3 million at December 31, 2003) upon request of the regulators in order to maintain ASB’s regulatory capital at the level required by regulation;

•	the minimum capital and capital distribution regulations of the Office of Thrift Supervision, or OTS, that are applicable to ASB;

•	the receipt of a letter from the OTS stating it has no objection to the payment of any dividend ASB proposes to declare and pay to HEI; and

•	the provisions of preferred stock resolutions and debt instruments of HEI’s subsidiaries.

HEI is subject to risks associated with, and changes in, the Hawaii economy, U.S. capital markets and the interest rate environment that could lead to higher retirement benefits expenses, declines in electric utility kilowatthour sales, possible lower rates of return allowed for the electric utilities, declines in ASB’s interest rate spread, higher delinquencies and charge-offs in ASB’s loan portfolio and restrictions on the ability of HEI or its subsidiaries to borrow money.

      Because the core businesses of HEI’s subsidiaries are providing local electric public utility services (through HECO and its subsidiaries) and banking services (through ASB and its subsidiaries) in Hawaii, HEI’s operating results are significantly influenced by the strength of Hawaii’s economy, which in turn is influenced by economic conditions in the mainland U.S. (particularly California) and Asia (particularly Japan) as a result of the impact of those conditions on tourism, which comprises a significant portion of Hawaii’s economy, and by the impact of interest rates on the construction and real estate industries.

      A decline in the Hawaii economy, or the U.S. or Asian economies, could lead to a decline in kilowatthour sales and an increase in uncollected billings of HECO and its subsidiaries, higher delinquencies in ASB’s loan portfolio and other adverse effects on HEI’s businesses. The Hawaii economy is currently being adversely affected by a strike of concrete workers that began in early February 2004 and is increasingly hampering the construction industry.

      Changes in the U.S. capital markets can also have significant effects on HEI. For example:

•	Volatility in U.S. capital markets may negatively impact the fair values of investment and mortgage-related securities held by ASB and the income notes acquired by HEI in connection with ASB’s disposition of certain trust certificates. As of December 31, 2003, the fair value and carrying value of the investment and mortgage-related securities held by ASB and the income notes held by HEI were $2.8 billion and $12.1 million, respectively. A rise in interest rates could result in a decline in the fair value of ASB’s mortgage-related securities, and such a decline could negatively impact net income if determined to be other than temporary.

•	Volatility in U.S. capital markets can affect the fair values of assets available to satisfy retirement benefits obligations. HEI estimates that consolidated retirement benefits expense, net of amounts capitalized and income taxes, will be $7 million in 2004 as compared to $12 million in 2003, partly as a result of the performance of HEI’s retirement benefit plans’ assets.

      After the September 11, 2001 terrorist attacks on the U.S., the wars in Afghanistan and Iraq, the ongoing war on terrorism by the U.S. and the bankruptcies or reported financial difficulties of several major U.S. companies, conditions in the financial markets have been volatile and uncertain, even for financially healthy companies. These events and similar future events could constrain the availability of capital to HEI and its electric utility subsidiaries, which need capital for their construction programs. HEI periodically issues common stock and long-term debt to meet its financing requirements (including the refinancing of short-term and long-term debt as it becomes due). If the ability of HEI and its subsidiaries to access capital becomes significantly constrained, HEI’s interest costs could increase substantially and, under extreme circumstances, HEI could be unable to pay dividends or could default on its debt obligations, including the debt securities offered by this prospectus.

      If Standard & Poor’s or Moody’s Investors Service were to downgrade HEI’s or HECO’s long-term debt ratings, HEI’s and HECO’s ability to borrow (including through HEI’s sale of debt securities offered by this prospectus) could be constrained and their future borrowing costs would likely increase with resulting reductions in HEI’s net income in future periods. Further, if HEI’s or HECO’s ratings were to be downgraded, HEI and HECO might not be able to sell commercial paper or debt securities offered by this prospectus under current market conditions and might be required to draw on more expensive bank lines of credit or to defer capital or other expenditures.

      Because the earnings of ASB depend primarily on net interest income, interest rate risk is a significant risk of ASB’s operations. HEI and its electric utility subsidiaries are also exposed to interest rate risk primarily due to their periodic borrowing requirements, the discount rate used to determine retirement benefits expenses and obligations and the possible effect of interest rates on the electric utilities’ allowed rates of return. Interest rates are sensitive to many factors, including general economic conditions and the policies of government and regulatory authorities. HEI cannot predict future changes in interest rates, nor be certain that interest rate risk management strategies it or its subsidiaries have implemented will be successful in managing interest rate risk.

HEI and its subsidiaries may incur higher retirement benefit expenses and could be required to recognize a substantial additional minimum liability for pension benefits.

      For 2003, HEI’s retirement benefit plan assets generated a total return of nearly 25%, for realized and unrealized net gains of $154 million. In contrast, for 2002, 2001 and 2000, the realized and unrealized net losses on HEI’s retirement benefit plan assets were $112 million, $96 million and $31 million, respectively. As of December 31, 2003 and 2002, the market value of such assets was $822 million and $665 million, respectively.

      Depending on the investment experience of our pension benefit plan assets, HEI and its subsidiaries, like many sponsors of defined benefit pension plans, could be required to recognize an additional minimum liability as prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 87, “Employers’ Accounting for Pensions.” The liability would largely be recorded as a reduction to stockholders’ equity through a non-cash charge to accumulated other comprehensive income (“AOCI”), and would not affect current net income. The additional minimum liability could also result in the removal of the prepaid pension asset ($95 million at December 31, 2003) from HEI’s consolidated balance sheet.

      The recognition of additional minimum pension liability is triggered when a plan’s accumulated benefit obligation (“ABO”) exceeds the fair value of plan assets, in which case the charge to AOCI would be calculated as the sum of the unfunded ABO and the prepaid pension asset. However, when a plan’s assets exceed the ABO, the additional minimum liability calculations would not apply, and HEI and its subsidiaries would continue to report the prepaid pension asset (with the usual annual adjustments). Accordingly, adverse changes in a number of factors, such as the fair value of plan assets and/or the discount rate used to measure the ABO could trigger an additional minimum pension liability and charge to AOCI which, in turn, could significantly affect HEI’s balance sheet in the future. Whether there would be an additional minimum liability and charge to AOCI, and the amount of such items, to be recorded in future years will depend upon a number of factors, including the year-end discount rate assumption, asset returns experienced, any changes to actuarial assumptions or plan provisions, and contributions made by HEI and its subsidiaries to the plans during the year. In addition, retirement benefits expense and cash funding requirements could increase in future years depending on the performance of the U.S. equity markets and trends in interest rates and health care costs. Retirement benefit expenses based on net periodic pension and other postretirement benefit costs that are related to utility operations have been an allowable expense for rate-making, and higher retirement benefit expenses, along with other factors, may affect the need of the electric utility subsidiaries to request a rate increase.

      If HEI and its subsidiaries are required to record significant charges to AOCI in the future, the consolidated financial ratios of HEI and its subsidiaries may deteriorate, which could result in security ratings downgrades and difficulty (or greater expense) in obtaining future financing. In addition, there may be possible financial covenant violations (although there are no advances currently outstanding under any credit facility subject to financial covenants) as certain of HEI’s bank lines of credit require that HECO maintain a minimum ratio of consolidated common equity to consolidated capitalization of 35% (53% as of December 31, 2003) and that HEI maintain a consolidated net worth (defined as consolidated common stock equity, exclusive of intangible assets), of at least $850 million ($995 million as of December 31, 2003).

HEI is subject to the risks associated with the geographic concentration of its businesses that could result in service interruptions at the electric utility subsidiaries or higher default rates on real estate loans and mortgage-related securities held by ASB.

      The business of HECO and its electric utility subsidiaries is concentrated on the individual islands they serve in the State of Hawaii. The operations of HEI’s electric utility subsidiaries are more vulnerable to service interruptions than are many U.S. mainland utilities because none of the systems of HECO and its subsidiaries are interconnected. Service interruptions, in particular extended interruptions that could result from a natural disaster or terrorist activity, could adversely impact the kilowatthour sales of some or all of the electric utility subsidiaries.

      Certain geographic regions of the U.S. may from time-to-time experience natural disasters or weaker regional economic conditions and housing markets and, consequently, may experience higher rates of loss and delinquency on mortgage loans. Substantially all of the real estate underlying ASB’s residential and commercial real estate loans are located in Hawaii, and a substantial portion of the real estate underlying the mortgage-related securities currently owned by ASB is located in California. These assets may be subject to a greater risk of default than other comparable assets held by financial institutions with other geographic concentrations in the event of adverse economic, political or business developments or natural hazards that may affect Hawaii and California and the ability of property owners in these regions to make payments of principal and interest on the underlying mortgages.

Increasing competition and technological advances could cause HEI’s businesses to lose customers or render their operations obsolete.

      The banking industry in Hawaii, and certain aspects of the electric utility industry, are competitive. The success of HEI’s subsidiaries in meeting competition will continue to have a direct impact on HEI’s financial performance. For example:

•	ASB, which is the third largest financial institution in the state based on total assets, is in direct competition for deposits and loans not only with two larger institutions that have substantial capital, technology and marketing resources, but also with smaller Hawaii institutions and other U.S. institutions, including credit unions, mutual funds, mortgage brokers, finance companies and investment banking firms. Larger financial institutions may have greater access to capital at lower costs, which could impair ASB’s ability to compete effectively. Significant advances in internet banking could render the operations of ASB less competitive or obsolete.

•	The generation sector of the electric utility industry is becoming increasingly competitive in Hawaii. Independent power producers, including alternate energy providers, and customer self-generation, with or without cogeneration, continue to be competitive factors. In addition, new technological developments, such as the commercial development of fuel cells or distributed generation, could render the operations of HEI’s electric utility subsidiaries less competitive or obsolete.

•	In connection with its closing in October 2003 of a competition docket that it had initiated in 1996, the PUC opened new investigative dockets on distributed generation (“DG”) and competitive bidding. In the DG docket, the PUC intends to determine the potential benefits and impact of DG, including combined heat and power (“CHP”) systems, on Hawaii’s electric distribution systems and markets and to develop policies and a framework for DG projects in Hawaii. The PUC also intends to address issues caused by DG projects relating to interconnection matters, ownership and operation of projects (including by electric utilities), rate design and effects on the integrated resource planning process. The docket will also address issues raised by an informal complaint filed in July 2003 by three vendors of CHP services that relate to a limited number of proposals the electric utilities have made, which are subject to PUC approval, to install and operate CHP systems for customers. In March 2004, the PUC issued an order which granted motions by several parties to intervene or participate without intervention in the DG docket. The competitive bidding docket is intended to evaluate competitive bidding as a mechanism for acquiring or building new electric generating capacity. The electric utilities are unable to predict the ultimate outcome of these investigations (including with respect to the July 2003 complaint) or of attempts that might be made by other parties to seek legislative or regulatory action on their competition proposals.

HEI may be subject to additional liabilities related to its discontinued operations and asset dispositions.

      HEI has discontinued or sold its international power, maritime freight transportation and real estate operations in recent years. Problems may be encountered or liabilities may arise in the exit from these operations. For example, in accounting for the discontinuance of operations under accounting standards at the time of discontinuation, estimates were made by management concerning the amounts that would be realized upon the sale of those operations (including income tax benefits to be realized) and concerning the costs and liabilities that would be incurred in connection with the discontinuation. Management made these estimates based on the information available at the time, but the amounts finally realized on disposition of the discontinued operations, and the amount of liabilities and expenses/losses ultimately incurred or assets and revenues/gains ultimately realized in connection with those operations, may differ materially from the recorded amounts due to many factors, including additional expenses arising from obligations under indemnities provided in connection with the disposition of the discontinued operations and the impact of changes in current economic and political conditions, both domestically and internationally, on recovery efforts and costs. At December 31, 2003, the net assets of the discontinued international power and real estate operations amounted to $12 million.

HEI’s businesses could suffer losses that are uninsured due to a lack of insurance coverage or limitations on the insurance coverage HEI does have.

      In the ordinary course of business, HEI and its subsidiaries purchase insurance coverages (e.g., property and liability coverages) to protect against loss of, or damage to, their properties and against claims made by third-parties and employees for property damage or personal injuries. However, the protection provided by such insurance is limited in significant respects and, in some instances, there is no coverage. Certain of the insurance has substantial deductibles or has limits on the maximum amounts that may be recovered. For example:

•	The electric utilities’ overhead and underground transmission and distribution systems (with the exception of substation buildings and contents) have an estimated replacement cost of approximately $2 billion and are not insured against loss or damage because the amount of transmission and distribution system insurance available is limited and the premiums are cost prohibitive. Similarly, the electric utilities have no business interruption insurance as the premiums for such insurance would be cost prohibitive, particularly since the utilities are not interconnected to other systems. If a hurricane or other uninsured catastrophic natural disaster should occur, and the PUC does not allow the affected electric utilities to recover from ratepayers restoration costs and revenues lost from business interruption, the lost revenues and repair expenses could result in a significant decrease in HEI’s net income or in significant net losses for the affected periods.

•	ASB generally does not obtain credit enhancements such as mortgagor bankruptcy insurance but does require standard hazard and hurricane insurance and may require flood insurance for certain properties. ASB is subject to the risks of borrower defaults and bankruptcies and special hazard losses not covered by the required insurance.

      Events like the September 11, 2001 terrorist attacks and financial failures of Enron and other companies have resulted generally in a decreased availability of insurance and higher deductibles, higher premiums and more restrictive policy terms.

Increased federal and state environmental regulation will require an increasing commitment of resources and funds and could result in construction delays or penalties and fines for non-compliance.

      HEI and its subsidiaries are subject to federal and state environmental laws and regulations relating to air quality, water quality, waste management, natural resources and health safety, which regulate the operation of existing facilities, the construction and operation of new facilities and the proper cleanup and disposal of hazardous waste and toxic substances. Compliance with these legal requirements requires HEI’s utility subsidiaries to commit significant resources and funds toward environmental monitoring, installation of pollution control equipment and payment of emission fees. These laws and regulations, among other things, require that certain environmental permits be obtained in order to construct or operate certain facilities, and obtaining such permits can entail significant expense and cause substantial construction delays. Also, these laws and regulations may be amended from time-to-time, including amendments that increase the burden and expense of compliance. For example, emission and/or discharge limits may be tightened, more extensive permitting requirements may be imposed and additional substances may become regulated.

      If HEI or its subsidiaries fail to comply with environmental laws and regulations, even if caused by factors beyond their control, that failure may result in civil or criminal penalties and fines. For example:

•	HECO is a potentially responsible party in an ongoing environmental investigation to determine the nature and extent of actual or potential release of hazardous substances, oil, pollutants or contaminants at or near Honolulu Harbor. In 2001, HECO expensed $1.1 million as management’s preliminary estimate of costs for continuing investigative work, remedial activities and monitoring at the Iwilei unit of the site involved in this investigation (but not including its Honolulu Power Plant and other sites) through December 2004, but this cost estimate may be subject to significant change and additional material investigative and remedial costs, including costs for work at other sites, may be incurred.

•	On September 5, 2003, Maui Electric Company, Limited, or MECO, an electric utility subsidiary of HECO, received a notice of violation issued by the State of Hawaii Department of Health alleging violations of air pollution control rules relating to opacity for two generating units at MECO’s Maalaea power plant between February 1999 and June 2000, seeking immediate corrective action and assessing a penalty of approximately $1.6 million. Although this alleged violation has been conditionally settled, the settlement is subject to public notice and comment and the settlement contemplates payment of approximately $0.8 million as the final penalty, which is not tax deductible.

•	If ASB is forced to foreclose on a defaulted mortgage loan, conditions with the underlying real property may cause ASB to be subject to environmental liabilities exceeding the value of the property.

Adverse tax rulings could result in significant increases in tax payments by HEI and a resulting reduction in HEI’s net income in future periods.

      Governmental taxing authorities could challenge a tax return position taken by HEI or its subsidiaries and, if the taxing authorities prevail, HEI’s tax payments, including applicable penalties and interest, could increase significantly. For example, adverse tax consequences would result if ASB does not prevail at trial in its position, for State of Hawaii tax purposes, that it is entitled to a dividends received deduction on dividends paid to it by ASB Realty Corporation. If it becomes probable that ASB will not prevail, ASB may be required to write off a deposit for an assessment and expense the related bank franchise taxes and interest for years after the assessment, resulting in a total charge to income (net of federal income tax benefits) of approximately $23 million through December 31, 2003. Trial is expected in July 2004.

HEI could be subject to the risk of uninsured losses in excess of its accruals for litigation matters.

      HEI and its subsidiaries are involved in routine litigation in the ordinary course of their businesses, most of which is covered by insurance (subject to policy limits and deductibles). However, other litigation may arise that is not routine or involves claims that may not be covered by insurance. For example, HEI and HECO were named as defendants in a suit, brought as a purported qui tam and class action, which claimed that the State of Hawaii and HECO’s other customers were overcharged for electricity as a result of allegedly excessive prices charged under a power purchase agreement between defendants HECO and AES Hawaii, Inc. The complaint asserts that HECO’s payments to AES Hawaii, Inc. for power have been “excessive” by over $1 billion since September 1992, and that approval of the power purchase agreement by the PUC in 1989 was wrongfully obtained through alleged misrepresentations or material omissions by the defendants of the estimated future costs under the power purchase agreement compared to the costs that would have been incurred if HECO-owned units had been constructed instead. Although a final judgment dismissing this complaint with prejudice was entered in HECO’s favor on September 17, 2003, one of the plaintiffs has appealed the judgment and HEI and HECO’s answering brief in the appeal is due March 19, 2004.

      Because of the uncertainties associated with litigation, there is a risk that litigation against HEI and its subsidiaries, even if vigorously defended, could result in costs of defense and judgment or settlement amounts not covered by insurance and in excess of accruals established in HEI’s financial statements.

Changes in accounting principles and estimates could affect the reported amounts of HEI’s assets and liabilities or revenues and expenses.

      HEI’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Changes in these principles from time-to-time could materially affect HEI’s results of operations. Further, in preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change include the amounts reported for investment securities; electric utility revenues; property, plant and equipment; allowance for loan losses; regulatory assets and liabilities; pension and other postretirement benefit obligations; reserves for discontinued operations; income taxes; and contingencies and litigation.

      HECO and its subsidiaries’ financial statements reflect assets and costs based on cost-based rate-making regulations. Continued accounting in this manner requires that certain criteria relating to the recoverability of such costs through rates be met. If events or circumstances should change so that those criteria are no longer satisfied, the electric utilities expect that net regulatory liabilities, amounting to $72 million as of December 31, 2003, would be credited to income. In the event of unforeseen regulatory actions or other circumstances, however, management believes that a material adverse effect on the electric utilities’ results of operations and financial position may result if regulatory assets have to be charged to expense without an offsetting credit for regulatory liabilities.

      In May 2003, the Financial Accounting Standards Board (“FASB”) ratified Emerging Issues Task Force (“EITF”) Issue No. 01-8, “Determining Whether an Arrangement Contains a Lease” (“EITF No. 01-8”). Under EITF No. 01-8, the electric utilities may be required to recognize service contracts, such as energy contracts for capacity or other arrangements, as leases subject to the requirements of SFAS No. 13, “Accounting for Leases.” If a power purchase agreement is entered into after June 2003, or if an existing power purchase agreement is required to be reassessed after June 2003, such as in the event of a material amendment to the agreement, and the agreement falls within the scope of EITF Issue No. 01-8 and results in the classification of the agreement as a capital lease, a material effect on HEI’s consolidated balance sheet may result, including the recognition of significant capital assets and lease obligations.

      In December 2003, the Financial Accounting Standards Board (“FASB”) issued revised FIN No. 46 (“FIN No. 46R”), “Consolidation of Variable Interest Entities” (“VIEs”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. HEI is evaluating the impact of applying FIN No. 46R in the first quarter of 2004 to its relationships with independent power producers (“IPPs”) from whom the electric utilities purchase power and has not yet completed this analysis. A possible outcome of this analysis, however, is that HECO (or its subsidiaries, as applicable) may be found to meet the definition of a primary beneficiary of the IPPs, which finding may result in the consolidation of the IPPs in HEI’s financial statements. Any such consolidation would have a material effect on HEI’s financial statements, including the recognition of a significant amount of assets and liabilities, and could have a material effect on the ratings of the securities of HEI or HECO.

Electric Utility Risks

Actions by the PUC are outside the control of our electric utility subsidiaries and could result in rate reductions or unanticipated delays or expenses or writedowns in connection with the construction of new projects.

      The rates our electric utility subsidiaries are allowed to charge for their services are one of the most important items influencing our financial condition, results of operations and liquidity. The PUC has broad discretion over the rates that the electric utilities charge their customers. After not initiating a rate case since the rate case filed in December 1993 using a 1995 test year, HECO has committed to the PUC that it will commence a rate case in the second half of 2004 using a 2005 test year. Any adverse decision by the PUC concerning the level or method of determining electric utility rates, the allowed returns on equity or on rate base, the potential consequences of exceeding such returns or other matters, or any prolonged delay in rendering a decision in a rate or other proceeding, could have a material adverse effect on HECO’s consolidated financial condition, results of operations and liquidity.

      The rate schedules of HEI’s electric utility subsidiaries include energy cost adjustment clauses under which electric rates charged to customers are automatically adjusted for changes in the weighted-average price paid for fuel oil and certain components of purchased power, and the relative amounts of company-generated power and purchased power. In 1997 PUC decisions approving the electric utilities’ fuel supply contracts, the PUC noted that, in light of the length of the fuel supply contracts and the relative stability of fuel prices, the need for continued use of energy cost adjustment clauses would be the subject of investigation in a generic docket or in a future rate case. While the electric utility subsidiaries believe that the energy cost adjustment clauses continue to be necessary and these clauses were continued in the final PUC decisions issued in the most recent Hawaii Electric Light Company, Inc., or HELCO, and MECO rate cases in February 2001 and April 1999, there can be no assurance concerning actions the PUC may take in the future with respect to these clauses.

      Many public utility projects require PUC approval and various permits (e.g., environmental and land use permits) from other governmental agencies. Difficulties in obtaining, or the inability to obtain, the necessary approvals or permits, any adverse decision or policy made or adopted, or any prolonged delay in rendering a decision by an agency, can result in significantly increased project costs or even cancellation of projects. If a project does not proceed, or if the PUC disallows cost recovery for the project, the project costs may need to be written off in amounts that could result in significant reductions in HECO’s consolidated net income. Two major capital improvement projects have encountered substantial opposition.

      The Keahole power plant project, which has been seriously delayed but is currently being constructed, involves HELCO’s plans to install two combustion turbines and, in the future, a heat steam recovery generator, then to convert the units to a dual-train combined cycle unit at its Keahole plant on the island of Hawaii. As of December 31, 2003, HELCO’s costs incurred in its efforts to put the combustion turbines into service and to support existing units (excluding certain costs the PUC has previously permitted to be transferred to plant-in-service for pre-air permit facilities) amounted to approximately $84 million. Substantial additional capital costs, currently estimated to be approximately $15 million, are expected to be incurred to complete installation of the two combustion turbines, including the costs necessary to satisfy the requirements of a November 2003 settlement agreement pertaining to those units. If all conditions to the settlement agreement are satisfied, the two combustion turbines should be installed. The settlement agreement also requires HELCO to pay legal fees and other costs of $3.1 million, which were expensed in November 2003, and to incur additional capital costs relating to noise mitigation, visual mitigation and pollution control on other existing units and on the heat steam recovery generator when it is installed. HELCO also continues not to accrue an allowance for funds used during construction (“AFUDC”) on the project, estimated at $0.6 million after-tax per month. The costs of the heat steam recovery generator, if all necessary permits are obtained and it is installed, will also be higher than originally planned because of the change in schedule in its installation and the need to comply with certain provisions of the settlement agreement. One opponent of the Keahole expansion project, which was not a party to the settlement agreement, continues to appeal judicial and agency rulings and permits necessary to implement the settlement agreement and to complete the project. Management can provide no assurance that these actions will not delay, hinder or add to the cost of the project.

      The East Oahu Transmission Project involves HECO’s plans to expand its current transmission system on the island of Oahu to enhance reliability. HECO’s accumulated costs related to the East Oahu Transmission Project amounted to approximately $20 million as of December 31, 2003, and, if its recently revised plans for the project are approved by the PUC, the capital costs of the two phases of the proposed project, including costs incurred to date, are estimated at $55 million.

Electric utility operations are significantly influenced by weather conditions.

      The electric utilities’ results of operations can be affected by changes in the weather. Weather conditions directly influence the demand for electricity. In addition, severe weather can be destructive, causing outages and property damage and requiring the utilities to incur significant expenses that may or may not be recoverable.

Electric utility operations depend heavily on third party suppliers of fuel oil and purchased power.

      The electric utilities rely on fuel oil suppliers and independent power producers to deliver fuel oil and power, respectively, in accordance with contractual agreements. Approximately 78% of the net energy generated and purchased by the electric utilities in 2003 was generated from the burning of oil, and purchases of power by the electric utilities provided about 39% of their total net energy generated and purchased for the same period. Failure or delay by oil suppliers and shippers to provide fuel pursuant to existing contracts, or failure by a major independent power producer to deliver the firm capacity anticipated in its power purchase agreement, could disrupt the ability of the electric utilities to deliver electricity and require the electric utilities to incur additional expenses to meet the needs of their customers. In addition, as these contractual agreements end, the electric utilities may not be able to continue to purchase fuel on terms equivalent to the current contractual agreements.

Electric utility facilities and transmission and distribution systems are subject to operational risks that could result in unscheduled plant outages, unanticipated operation and maintenance expenses and increased power purchase costs.

      Operation of electric generating facilities and transmission and distribution systems involve certain risks which can adversely effect energy output and efficiency levels. Included among these risks are increased prices for fuel and fuel transportation as existing contracts expire (particularly if the PUC were to no longer permit the electric utilities to pass such price increases through to customers through their energy cost adjustment clauses), facility shutdowns or power interruptions due to insufficient reserve margins or a breakdown or failure of equipment or processes or interruptions in fuel supply, inability to negotiate satisfactory collective bargaining agreements when existing agreements expire or other labor disputes, inability to comply with regulatory or permit requirements, disruptions in delivery of electricity, operator error and catastrophic events such as fires, explosions, floods or other similar occurrences affecting the electric utilities’ generating facilities or transmission and distribution systems.

The electric utilities may be adversely affected by new legislation.

      The Hawaii Legislature and Congress periodically consider legislation that could have positive or negative effects on the electric utilities and their customers. For example:

•	The 2001 Hawaii Legislature passed a law establishing “renewable portfolio standard” goals for the electric utilities, on a consolidated basis, of 7% by December 31, 2003, 8% by December 31, 2005 and 9% by December 31, 2010. Over 8% of consolidated electricity sales for 2003 were from renewable sources (as defined in the renewable portfolio standards law). While the electric utilities thus met the 7% target for 2003 provided for in the 2001 Hawaii legislation, they believe it may be difficult to meet the renewable portfolio standard goals in the future, particularly if sales of electricity increase as projected. No assurances can be provided concerning the consequences of a failure to meet these goals in future years.

•	The 2003 Hawaii Legislature considered, but did not adopt, measures that would undertake a comprehensive audit of the state’s electric utility regulatory policies, energy policies and support for reducing Hawaii’s dependence on imported petroleum for the generation of electricity, and a measure to remove a cap on the amount of net energy metering the electric utilities would be required to make available to eligible customers. The electric utilities cannot predict the likelihood that these or other measures will be enacted into law in the current legislative session or in the future or their potential effect if adopted.

•	Earlier drafts of the energy bill currently pending in Congress included measures that could have increased the domestic supply of oil and support for energy conservation programs and mandated the use of renewables by utilities.

Bank Risks

Fluctuations in interest rates could result in lower net interest income, impair ASB’s ability to originate new loans or impair the ability of ASB’s adjustable-rate borrowers to make increased payments.

      Interest rate risk is a significant risk of ASB’s operations. ASB’s net interest income consists primarily of interest income received on fixed-rate and adjustable-rate loans, mortgage-related securities and investments and interest expense consisting primarily of interest paid on deposits and borrowings. Interest rate risk arises when an interest-earning asset matures or when its interest rate changes in a time frame different from that of the supporting interest-bearing liability. Changes in market interest rates, including changes in the relationship between short-term and long-term market interest rates or between different interest rate indices, can impact ASB’s interest rate spread, that is, the difference between the interest rates it charges on interest-earning assets, such as loans, and the interest rates it pays on interest-bearing liabilities, such as deposits. Although ASB pursues an asset-liability management strategy designed to control its risk from changes in market interest rates, unfavorable movements in interest rates could result in lower net interest income.

      Significant increases in market interest rates, or the perception that an increase may occur, could adversely affect ASB’s ability to originate new loans and grow. An increase in market interest rates, especially a sudden increase, could also adversely affect the ability of ASB’s adjustable-rate borrowers to meet their higher payment obligations. If this occurred, it could cause an increase in nonperforming assets and charge-offs. Conversely, a decrease in interest rates or a mismatching of maturities of interest sensitive financial instruments could result in an acceleration in the prepayment of loans and mortgage-related securities and impact ASB’s ability to reinvest its liquidity in similar yielding assets. Beginning in September 2002, ASB began experiencing margin compression as extremely low interest rates lowered the yields on interest-bearing assets and ASB was unable to lower interest paid on deposits and other low-cost liabilities at the same rate and magnitude. In 2003, net interest income was lower by $3.8 million compared to 2002 largely due to margin compression.

ASB’s operations are affected by many disparate factors beyond its control that could result in lower net interest income or decreased demand for its products and services.

      ASB’s results of operations depend primarily on the level of net interest income generated by ASB’s interest-earning assets and interest-bearing liabilities and the supply of and demand for its products and services (i.e., loans and deposits). ASB’s net income may also be adversely affected by various other factors, many of which are beyond the control of ASB, such as:

•	local and other economic and political conditions that could result in declines in employment and real estate values, which in turn could adversely affect the ability of borrowers to make mortgage payments and the ability of ASB to recover the full amounts owing to it under defaulted loans;

•	the ability of borrowers to obtain insurance and the ability of ASB to place insurance where borrowers fail to do so, particularly in the event of catastrophic damage to collateral securing loans made by ASB;

•	increases in operating costs, due to its strategic transformation to a full-service community bank, inflation and other factors, that exceed increases in ASB’ s net interest, fee and other income;

•	the outcome of litigation with the State of Hawaii Department of Taxation related to dividends from its subsidiary, ASB Realty Corporation;

•	the ability of ASB to maintain or increase the level of core deposits, ASB’s lowest cost funds; and

•	the ability of ASB to execute its strategy to transform itself to a full-service community bank.

Banking and related regulations could result in significant restrictions being imposed on ASB’s business.

      ASB is subject to examination and comprehensive regulation by the Department of Treasury, the OTS and the Federal Deposit Insurance Corporation, and is subject to reserve requirements established by the Board of Governors of the Federal Reserve System. By reason of the regulation of its subsidiary, ASB Realty

Corporation, ASB is also subject to regulation by the Hawaii Commissioner of Financial Institutions. Regulation by these agencies focuses mostly on the adequacy of ASB’s capital, maintaining ASB’s status as a “qualified thrift lender”, or a QTL, and the results of periodic “safety and soundness” examinations conducted by the OTS. Because ASB and ASB Realty Corporation are indirect subsidiaries of HEI, federal and State of Hawaii regulatory authorities have the right to examine HEI and its respective activities.

      Under certain circumstances, including any determination that ASB’s relationship with HEI results in an unsafe and unsound banking practice, these regulatory authorities have the authority to restrict the ability of ASB to transfer assets and to make distributions to its stockholders (including payment of dividends to HEI), or they could seek to require HEI to sever its relationship with or divest its ownership of ASB. Payment by ASB of dividends to HEI may also be restricted by the OTS under its prompt corrective action regulations or its capital distribution regulations if ASB’s capital position deteriorates. In order to maintain its status as a QTL, ASB is required to maintain at least 65% of its assets in “qualified thrift investments”, which include housing-related loans (including mortgage-related securities) as well as certain small business loans, education loans, loans made through credit card accounts and a basket (not exceeding 20% of total assets) of other consumer loans and other assets. Savings associations that fail to maintain QTL status are subject to various penalties, including limitations on their activities. In ASB’s case, the activities of HEI and HEI’s other subsidiaries would also be subject to restrictions, and a failure or inability to comply with those restrictions could effectively result in the required divestiture of ASB. In the event of a required divestiture, federal law substantially limits the entities that could acquire ASB.

ASB’s strategy to expand its business and commercial lending activities may result in higher service costs and greater credit risk than residential lending activities due to the unique characteristics of these markets.

      While business and commercial lending remain a modest part of ASB’s loan portfolio, ASB has been aggressively pursuing a strategy that includes expanding these lines of business. These types of loans generally entail higher underwriting and other service costs and present greater credit risks than traditional residential mortgages.

      Generally, both business and commercial real estate loans have shorter terms to maturity and earn higher rates than residential mortgage loans. Only the assets of the business typically secure business loans. In such cases, upon default, any collateral repossessed may not be sufficient to repay the outstanding loan balance. In addition, loan collections are dependent on the borrower’s continuing financial stability and, thus, are more likely to be affected by current economic conditions and adverse business developments.

      Commercial real estate properties tend to be unique and are more difficult to value than residential real estate properties. Commercial real estate loans may not be fully amortizing, meaning that they may have a significant principal balance or “balloon” payment due at maturity. In addition, commercial real estate properties, particularly industrial and warehouse properties, are generally subject to relatively greater environmental risks than noncommercial properties and to the corresponding burdens and costs of compliance with environmental laws and regulations. Also, there may be costs and delays involved in enforcing rights of a property owner against tenants in default under the terms of leases with respect to commercial properties. For example, tenants may seek the protection of bankruptcy laws, which could result in termination of such tenant’s lease.

      In addition to the inherent risk in business and commercial real estate lending described above, the expansion of these new lines of business present execution risks including the ability of ASB to attract personnel experienced in underwriting such loans and the ability of ASB to appropriately evaluate credit risk associated with such loans in determining the adequacy of the allowance for loan losses.

HAWAIIAN ELECTRIC INDUSTRIES, INC.

      HEI was incorporated in 1981 under the laws of the State of Hawaii and is a holding company whose principal subsidiaries engage in the electric public utility and bank businesses in the State of Hawaii. HEI’s predecessor, HECO, was incorporated in 1891 under the laws of the Kingdom of Hawaii (now the State of Hawaii). As a result of a 1983 corporate reorganization, HECO became an HEI subsidiary and the common shareholders of HECO became common shareholders of HEI. By virtue of its ownership of utility subsidiaries, HEI is a holding company under the Public Utility Holding Company Act of 1935, but claims exemption from all provisions thereof, except Section 9(a)(2), through the required annual filing of a report on Securities and Exchange Commission, or SEC, Form U-3A-2.

      HECO is a regulated electric public utility company engaged in the production, purchase, transmission, distribution and sale of electric energy on the island of Oahu, in the State of Hawaii. HECO’s subsidiaries, HELCO, incorporated on December 5, 1894, and MECO, incorporated on April 28, 1921, are also regulated electric public utilities, and provide electric service on the islands of Hawaii, Maui, Lanai and Molokai in the State of Hawaii. HECO and its subsidiaries serve over 400,000 customers in a service area of approximately 5,766 square miles.

      HEI’s other principal subsidiary is ASB, with branches throughout the State of Hawaii. ASB, acquired in 1988, is a federally chartered savings bank with 68 branches as of December 31, 2003, providing a wide range of banking services to individual and corporate customers within Hawaii. As of December 31, 2003, ASB was the third largest financial institution in Hawaii based on total assets of $6.5 billion and deposits of $4.0 billion.

      HEI’s strategy is to focus its resources on its two core operating businesses, providing electric public utility and banking services in Hawaii. For additional information concerning HEI’s and its subsidiaries’ businesses and affairs, including their capital requirements and external financing plans, pending legal and regulatory proceedings, descriptions of certain laws and regulations to which those companies are subject, and possible restrictions on the ability of certain of HEI’s subsidiaries to pay dividends or make other distributions to HEI, prospective purchasers should refer to the documents incorporated by reference that are listed under the caption “Where You Can Find More Information.”

THE HAWAIIAN ELECTRIC INDUSTRIES CAPITAL TRUSTS

      Each of the Trusts is a statutory trust created under Delaware law pursuant to (a) a separate trust agreement (each a “Trust Agreement”) executed by HEI, as depositor for that Trust (the “Depositor”) and the Trustees (as defined herein) for that Trust and (b) the filing of a certificate of trust with the Delaware Secretary of State. Each Trust exists for the exclusive purposes of (i) issuing two classes of trust securities (collectively, the “Trust Securities”), the trust preferred securities (the “Trust Preferred Securities”) and the trust common securities (the “Trust Common Securities”), which together represent undivided beneficial interests in the assets of that Trust, (ii) investing the gross proceeds of the Trust Securities in Company Debentures (as defined herein), and (iii) engaging in only those other activities necessary or incidental thereto. All of the Trust Common Securities will be owned by HEI. The Trust Common Securities of each Trust will rank equally and payments will be made thereon pro rata with the Trust Preferred Securities of that Trust except that, upon an event of default under the Trust Agreement, the rights of the holders of the Trust Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Trust Preferred Securities. HEI will acquire Trust Common Securities of each Trust in an aggregate liquidation preference amount equal to not less than 3 percent of the total capital of each Trust.

      Each Trust Agreement may be modified and amended if approved by the Regular Trustees (and in certain circumstances the Property Trustee) (as defined herein), provided that, if any proposed amendment provides for, or the Regular Trustees otherwise propose to effect, (i) any action that would materially adversely affect the powers, preferences or special rights of the Trust Securities, whether by way of amendment to such Trust Agreement or otherwise or (ii) the dissolution, winding-up or termination of the related Trust other than pursuant to the terms of such Trust Agreement, then the holders of record of the

Trust Securities voting together as a single class will be entitled to vote on such amendment or proposal and such amendment or proposal shall not be effective except with the approval of at least a majority in liquidation amount of the Trust Securities affected thereby; provided, that, if any amendment or proposal referred to in clause (i) above would materially adversely affect only the Trust Preferred Securities or the Trust Common Securities, then only the affected class will be entitled to vote on such amendment or proposal and such amendment or proposal shall not be effective except with the approval of a majority in liquidation amount of such class of Trust Securities.

      Each Trust shall be subject to termination as provided in the applicable Trust Agreement. Each Trust’s business and affairs will be conducted by the trustees (the “Trustees”) appointed by HEI, as the holder of record of all the Trust Common Securities. The holder of record of the Trust Common Securities will be entitled to appoint, remove or replace any of, or increase or reduce the number of, the Regular Trustees of a Trust. The duties and obligations of the Trustees shall be governed by the Trust Agreement of their respective Trust. One or more of the Trustees for each Trust will be persons who are employees or officers of or affiliated with HEI (the “Regular Trustees”). One Trustee of each Trust will be a financial institution which will be unaffiliated with HEI and which shall act as institutional trustee under the Trust Agreement and as indenture trustee for purposes of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), pursuant to the terms set forth in the applicable prospectus supplement (the “Property Trustee”). In addition, unless the Property Trustee maintains a principal place of business in the State of Delaware, and otherwise meets the requirements of applicable law, one Trustee of each Trust will have its principal place of business or reside in the State of Delaware (the “Delaware Trustee”). HEI will pay all fees and expenses related to each of the Trusts and the offering of Trust Securities pursuant to an expense agreement, other than distributions or other payments in respect of Trust Preferred Securities. The initial Property Trustee and the initial Delaware Trustee for each Trust will be The Bank of New York and The Bank of New York (Delaware), respectively. The principal office of the Property Trustee is 101 Barclay St., 8W, New York, N.Y. 10286. The office of the Delaware Trustee for each Trust in the State of Delaware, and its principal place of business is, White Clay Center, Route 273, Newark, Delaware 19711. The principal place of business of each Trust is 101 Barclay St., 8W, New York, N.Y. 10286.

USE OF PROCEEDS

      Unless stated otherwise in any prospectus supplement, HEI may use the net proceeds received from any sale of the offered securities:

•	to redeem, repurchase, repay or retire outstanding indebtedness, including indebtedness arising out of the previous issuances of trust preferred securities and medium-term notes;

•	make investments in and loans to HEI’s subsidiaries (principally to help finance the subsidiaries’ ongoing capital expenditure programs and investments in their subsidiaries and to retire their indebtedness);

•	to finance strategic investments in, or future acquisitions of, other entities or their assets, including by HEI’s subsidiaries; or

•	for working capital and other general corporate purposes.

      The prospectus supplement relating to a particular offering of securities by HEI will identify the particular use of proceeds for that offering.

      The proceeds from the sale of Trust Preferred Securities by a Trust will be invested in Company Debentures. Except as HEI may otherwise describe in the related prospectus supplement, HEI expects that the net proceeds from the sale of such Company Debentures to a Trust will be used for the above purposes.

RATIO OF EARNINGS TO FIXED CHARGES

      The following tables set forth the ratio of earnings to fixed charges for HEI and its subsidiaries for the periods indicated.

	Years Ended December 31,

	1999	2000	2001	2002	2003

Ratio of Earnings to Fixed Charges, excluding interest on ASB deposits	1.83	1.76	1.82	2.03	2.11

Ratio of Earnings to Fixed Charges, including interest on ASB deposits	1.50	1.49	1.52	1.72	1.84

      For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income from continuing operations (excluding undistributed net income or net loss from less-than-fifty-percent-owned persons) and (ii) fixed charges (excluding capitalized interest). “Fixed charges” are calculated both excluding and including interest on ASB’s deposits during the applicable periods and represent the sum of (i) interest, whether capitalized or expensed, but excluding interest on nonrecourse debt from leveraged leases which is not included in interest expense in HEI’s consolidated statements of income, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the interest factor in rental expense, (iv) the preferred stock dividend requirements of HEI’s subsidiaries, increased to an amount representing the pretax earnings required to cover such dividend requirements and (v) the preferred securities distribution requirements of trust subsidiaries. HEI has not previously issued Preferred Stock and consequently pays no preferred stock dividends.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933 (the “Securities Act”). The registration statement contains or incorporates by reference additional information and exhibits not included in this prospectus and refers to documents that are filed as exhibits to other SEC filings. HEI is subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and, therefore, files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any document that HEI files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC’s toll-free telephone number at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies (such as HEI) that file documents with the SEC electronically. The documents can be found by searching the EDGAR Archives at the SEC’s web site. HEI’s SEC filings, and other information with respect to HEI, may also be obtained on the Internet at HEI’s web site at http://www.hei.com. This information on HEI’s website is not incorporated by reference in this prospectus. The Trusts will not be subject to the informational requirements of the Exchange Act.

      The SEC allows HEI to “incorporate by reference” the information that it files with the SEC, which means that HEI can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. Later information that HEI files with the SEC will automatically update and supersede information in this prospectus or an earlier filed document. HEI has filed with the SEC (File No. 1-8503) and incorporates by reference the following documents:

•	HEI’s Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 2003;

•	HEI’s Current Reports on Form 8-K filed January 2, 2004, January 8, 2004, January 14, 2004, January 21, 2004, February 26, 2004 and March 9, 2004; and

•	All reports and other documents subsequently filed by HEI pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the time that all securities offered hereby are sold.

      You may request a free copy of any of these incorporated documents by writing or telephoning HEI at the following address or telephone number: Investor Relations, Hawaiian Electric Industries, Inc., P.O. Box 730, Honolulu, Hawaii 96808-0730, telephone: (808) 543-7383.

      You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. HEI has not, and the underwriters and agents have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. HEI is not, and the underwriters and agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, any prospectus supplement or the documents incorporated by reference is accurate only as of the date of those documents. The business, financial condition, results of operations and prospects of HEI and its subsidiaries may have changed since those dates.

FORWARD-LOOKING STATEMENTS

      This prospectus, which includes documents incorporated by reference, contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. The safe harbor provisions of the Exchange Act and the Securities Act apply to forward-looking statements made by HEI. Forward-looking statements, which include statements that are predictive in nature, depend upon or refer to future events or conditions, and usually include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “predicts”, “estimates” or similar expressions. In addition, any statements concerning future financial performance (including future revenues, expenses, earnings or losses or growth rates), ongoing business strategies or prospects and possible future actions, which may be provided by management, are also forward-looking statements.

      Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties and the accuracy of assumptions concerning HEI and its subsidiaries, the performance of the industries in which they do business and economic and market factors, among other things. These considerations include the risks and uncertainties identified in this prospectus and in the incorporated documents. Forward-looking statements are not guarantees of future performance and the actual results that HEI achieves may differ materially. In addition, forward-looking statements speak only as of the date of the document in which they are made and, except for its ongoing obligations to disclose material information under the federal securities laws, HEI assumes no obligation to update these statements.

      The following risks, uncertainties and other important factors, in addition to those discussed elsewhere in this prospectus, including under “Risk Factors”, any accompanying prospectus supplement and the documents described under “Where You Can Find More Information,” could cause actual results to differ materially from historical results and from management expectations as suggested by such “forward-looking” statements:

•	the effects of international, national and local economic conditions, including the state of the Hawaii tourist and construction industries, the strength or weakness of the Hawaii and continental U.S. housing markets, the military presence in Hawaii and the effects of the February 2004 strike in the Hawaii concrete industry;

•	the effects of weather and natural disasters;

•	global developments, including the effects of terrorist acts, the war on terrorism, continuing U.S. presence in Iraq and Afghanistan and potential conflict or crisis with North Korea;

•	the timing and extent of changes in interest rates;

•	the risks inherent in changes in the value of and market for securities available for sale and pension and other retirement plan assets;

•	changes in assumptions used to calculate retirement benefits costs and changes in funding requirements;

•	demand for services and market acceptance risks;

•	increasing competition in the electric utility and banking industries;

•	capacity and supply constraints or difficulties;

•	fuel oil price changes, performance by suppliers of their fuel oil delivery obligations and the continued availability to the electric utilities of their energy cost adjustment clauses;

•	the ability of independent power producers to deliver the firm capacity anticipated in their power purchase agreements;

•	the ability of the electric utilities to negotiate, periodically, favorable collective bargaining agreements;

•	new technological developments that could affect the operations and prospects of HEI’s subsidiaries (including HECO and its subsidiaries) or their competitors;

•	federal, state and international governmental and regulatory actions, such as changes in laws, rules and regulations applicable to HEI, HECO and their subsidiaries (including changes in taxation and governmental fees and assessments); decisions by the PUC in rate cases and other proceedings and by other agencies and courts on land use, environmental and other permitting issues; required corrective actions (such as with respect to environmental conditions, capital adequacy and business practices);

•	the risks associated with the geographic concentration of HEI’s businesses;

•	the effects of changes in accounting principles applicable to HEI, HECO and their subsidiaries, including possible effects of applying new accounting principles relating to variable interest entities (“VIEs”) to the electric utilities’ power purchase arrangements with independent power producers;

•	the effects of changes by securities rating agencies in the ratings of the securities of HEI and HECO;

•	the results of financing efforts;

•	faster than expected loan prepayments that can cause an acceleration of the amortization of premiums on loans and investments and the impairment of mortgage servicing rights of ASB;

•	the ultimate net proceeds from the disposition of assets and settlement of liabilities of discontinued or sold operations;

•	the final outcome of tax positions taken by HEI and its subsidiaries, including with respect to ASB’s real estate investment trust subsidiary;

•	the risks of suffering losses that are uninsured; and

•	other risks or uncertainties described in reports previously and subsequently filed by HEI and/or HECO with the SEC.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that HEI filed with the SEC utilizing a “shelf” registration, or continuous offering, process. Under this shelf registration process, HEI or the Trusts may issue and sell any combination of the securities described in this prospectus in one or more offerings with a maximum aggregate offering price of up to $200,000,000. HEI and the Trusts may offer any of the following securities:

•	Senior Debt Securities, Senior Subordinated Debt Securities and Junior Subordinated Debt Securities, each of which may be convertible into our Common Stock;

•	Trust Preferred Securities and related Trust Guarantees, the proceeds of which will be used to purchase our Junior Subordinated Debt Securities;

•	Preferred Stock, which may be convertible into our Common Stock;

•	Common Stock; and

•	Stock Purchase Contracts and Stock Purchase Units.

      This prospectus provides you with a general description of the securities HEI and the Trusts may offer. Each time HEI or the Trusts sell securities, HEI or the applicable Trust will provide a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. The registration statement HEI and the Trusts filed with the SEC includes exhibits that provide more detail on descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

DESCRIPTION OF SENIOR DEBT SECURITIES

AND SENIOR SUBORDINATED DEBT SECURITIES

      HEI may issue unsecured Senior Debt Securities and Senior Subordinated Debt Securities (collectively, for purposes of this Section only, the “Debt Securities”) consisting of notes, debentures or other evidences of indebtedness issued from time to time in one or more series. Prior to issuing any Senior Debt Securities or Senior Subordinated Debt Securities, HEI will enter into a senior debt indenture (the “Senior Indenture”), in the case of Senior Debt Securities, and a senior subordinated debt indenture (the “Senior Subordinated Indenture”), in the case of Senior Subordinated Debt Securities. For purposes of this Section only, the Senior Indenture and the Senior Subordinated Indenture are sometimes hereinafter referred to individually as an “Indenture” and collectively as the “Indentures.” The Bank of New York will act as the trustee under each of the Indentures (in its separate capacity under each Indenture, a “Debt Trustee”). The forms of the contemplated Indentures are included through incorporation by reference as exhibits to the registration statement of which this prospectus is a part and are described below. The terms of the Debt Securities will include those stated in the applicable Indenture and any supplemental indenture thereto, and those made part of such Indenture by reference to the Trust Indenture Act.

      The following summary of certain of the terms of the Indentures and the Debt Securities does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the applicable Indenture and the Trust Indenture Act. Numerical references in parentheses below are to sections in the applicable Indenture. Wherever particular Sections or defined terms of the applicable Indenture are referred to such sections or defined terms are incorporated herein by reference. The Indentures are substantially identical except for provisions relating to subordination and those relating to HEI’s covenants. Any Debt Securities offered by this prospectus will be accompanied by a prospectus supplement which will indicate that the securities being offered thereby are Senior Debt Securities or Senior Subordinated Debt Securities and will set forth the designation and describe the specific terms and provisions thereof. The description in the prospectus supplement will supplement and, when inconsistent, supersede the description in this section.

General

      Neither of the Indentures will limit the amount of additional indebtedness HEI or any of its subsidiaries may incur. The Debt Securities will be unsecured senior or senior subordinated obligations of HEI. Since HEI is a holding company, the Debt Securities effectively will be subordinate to all obligations of HEI’s subsidiaries and HEI’s rights and the rights of its creditors including the holders of Debt Securities to participate in the assets of any subsidiary upon such subsidiary’s liquidation or recapitalization will be subject to the prior claims of such subsidiary’s creditors except to the extent that HEI may itself be a creditor with recognized claims against such subsidiary. Claims on HEI’s subsidiaries by creditors other than HEI include obligations arising out of short- and long-term indebtedness as well as other liabilities incurred in the ordinary course of business. In addition, since HEI’s principal subsidiaries are subject to state or federal regulatory control, the ability of such subsidiaries to pay dividends or to make distributions, loans or advances to HEI without prior regulatory approval is limited by applicable laws, regulations and agreements with regulatory agencies as well as the provisions of preferred stock resolutions and the debt instruments of HEI’s subsidiaries. If this prospectus is being delivered in connection with the offer and sale of a series of Debt Securities, the accompanying prospectus supplement will set forth the approximate amount of the indebtedness of HEI’s subsidiaries outstanding as of the end of the most recent fiscal quarter.

      The Indentures do not limit the aggregate principal amount of indebtedness that may be issued thereunder and provide that Debt Securities may be issued from time-to-time in one or more series and may be denominated and payable in foreign currencies or units based on or related to foreign currencies including European Currency Units. Special United States federal income tax considerations applicable to any Debt Securities so denominated will be described in the relevant prospectus supplement. HEI need not issue all Debt Securities of one series at the same time and, unless otherwise provided, HEI may reopen a series, without the consent of the holders of the Debt Securities of that series, for issuance of additional Debt Securities of that series.

      Reference is made to the applicable prospectus supplement which will accompany this prospectus for the following terms of and information relating to the Senior Debt and Senior Subordinated Debt Securities offered thereby (to the extent such terms are applicable to such Debt Securities): (i) classification as Senior or Senior Subordinated Debt Securities and the specific designation, aggregate principal amount, purchase price and denominations; (ii) if other than U.S. Dollars the currency or units based on or relating to currencies in which the Debt Securities are denominated and/or in which principal, premium, if any, and/or any interest will or may be payable; (iii) any date of maturity; (iv) interest rate or rates (or the method by which such rate or rates will be determined), if any; (v) the dates on which any such interest will be payable and from which such interest will accrue; (vi) the place or places where the principal of and premium, if any, and interest, if any, on the Debt Securities will be payable; (vii) any redemption, repayment or sinking fund provisions; (viii) whether such Debt Securities are convertible into Common Stock of HEI; (ix) whether the Debt Securities will be issuable in registered form (“Registered Debt Securities”) or bearer form (“Bearer Debt Securities”) or both and, if Bearer Debt Securities are issuable, any restrictions applicable to the place of payment of any principal of and premium, if any, and interest on such Bearer Debt Securities, to the exchange of one form for another and to the offer, sale and delivery of such Bearer Debt Securities (including the requirement that, under current United States federal income tax law, Registered Debt Securities will not be exchangeable into Bearer Debt Securities); (x) any applicable United States federal income tax consequences, including whether and under what circumstances HEI will pay additional amounts on Debt Securities held by a person who is not a U.S. person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether HEI will have the option to redeem such Debt Securities rather than pay such additional amounts; (xi) the proposed listing, if any, of the Debt Securities on any securities exchange; and (xii) any other specific terms of the Debt Securities, including any modifications of or additions to the events of default or covenants provided for with respect to such Debt Securities, and any terms which may be required by or advisable under applicable laws or regulations not inconsistent with the applicable Indenture.

      Debt Securities may be presented for exchange and Registered Debt Securities may be presented for transfer in the manner, at the places and subject to the restrictions set forth in the Debt Securities and the applicable prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the applicable Indenture. Bearer Debt Securities and the coupons, if any, appertaining thereto will be transferable by delivery.

      Debt Securities will bear interest at a fixed rate or a floating rate. Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes will be described in the relevant prospectus supplement.

      Debt Securities may be issued, from time to time, with the principal amount payable on any principal payment date, or the amount of interest payable on any interest payment date, to be determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such Debt Securities may receive a principal amount on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value on such dates of the applicable currency, commodity, equity index or other factors. Information as to the methods for determining the amount of principal or interest payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional tax considerations will be set forth in the applicable prospectus supplement.

Global Debt Securities

      Unless otherwise indicated in the applicable prospectus supplement, the registered Debt Securities of a series will be issued in the form of one or more global securities that will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), as depository, or its nominee, as described under “Book-Entry

System.” In such a case, one or more global securities will be issued in a denomination or aggregate denomination equal to the aggregate principal amount of outstanding Debt Securities of the series to be represented by such global security or securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a global security may not be transferred or exchanged except as a whole by the depository for such global security to a nominee for such depository and except in the circumstances described under “Book-Entry System.”

Ranking of Senior Debt Securities

      Payment of the principal of and premium, if any, and interest on Senior Debt Securities issued under the Senior Indenture will rank equally in right of payment with all other unsecured and unsubordinated debt of HEI. The Senior Debt Securities effectively will be subordinate to all debts and other obligations of HEI’s subsidiaries. See discussion above under “General.” If this prospectus is being delivered in connection with the offer and sale of a series of Senior Debt Securities, the accompanying prospectus supplement will set forth the approximate amount of HEI (holding company only) secured debt, if any, and unsecured and unsubordinated debt, if any, outstanding as of the end of the most recent fiscal quarter.

Ranking of Senior Subordinated Debt Securities

      Payment of the principal of and premium, if any, and interest on Senior Subordinated Debt Securities issued under the Senior Subordinated Indenture will be subordinate and junior in right of payment, to the extent and in the manner set forth in the Senior Subordinated Indenture, to all “Senior Indebtedness” of HEI. The Senior Subordinated Indenture defines “Senior Indebtedness” as the principal of and premium, if any, and interest on (a) all indebtedness of HEI, whether outstanding on the date of the Senior Subordinated Indenture or thereafter created, (i) for money borrowed by HEI, (ii) for money borrowed by, or obligations of, others and either assumed or guaranteed, directly or indirectly, by HEI, (iii) in respect of letters of credit and acceptances issued or made by banks, or (iv) constituting purchase money indebtedness, or indebtedness secured by property included in the property, plant and equipment accounts of HEI at the time of the acquisition of such property by HEI, for the payment of which HEI is directly liable, and (b) all deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to, any such indebtedness. As used in the preceding sentence the term “purchase money indebtedness” means indebtedness evidenced by a note, debenture, bond or other instrument (whether or not secured by any lien or other security interest) issued or assumed as all or a part of the consideration for the acquisition of property, whether by purchase, merger, consolidation or otherwise, unless by its terms such indebtedness is subordinate to other indebtedness of HEI. Notwithstanding anything to the contrary in the Senior Subordinated Indenture or the Senior Subordinated Debt Securities, Senior Indebtedness shall not for such purposes include (i) any indebtedness of HEI which, by its terms or the terms of the instrument creating or evidencing it, is subordinate in right of payment to or ranks equally with the Senior Subordinated Debt Securities or (ii) any indebtedness of HEI to a subsidiary of HEI. (Senior Subordinated Indenture, Section 1.1) Junior Subordinated Debt Securities issued by HEI pursuant to the Junior Indenture (as defined under “Description of the Junior Subordinated Debt Securities” below) will be subordinate in right of payment to the Senior Subordinated Debt Securities. The Senior Subordinated Debt Securities effectively will also be subordinate to all debts and other obligations of HEI’s subsidiaries. See discussion above under “General.” The Senior Subordinated Indenture does not contain any limitation on the amount of Senior Indebtedness that can be incurred by HEI.

      In the event (a) of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings in respect of HEI or its property, or (b) that Senior Subordinated Debt Securities of any series are declared due and payable before their expressed maturity because of the occurrence of an Event of Default pursuant to Section 5.1 of the Senior Subordinated Indenture (under circumstances other than as set forth in clause (a) above), then the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount due thereon in money or money’s worth, before the holders of any of such Senior Subordinated Debt Securities or coupons appertaining thereto are entitled to receive a payment on account of the principal of or premium, if any, or interest on the indebtedness evidenced by such Senior Subordinated Debt Securities or of such coupons appertaining thereto. In the event and during the continuation of any default in payment of any Senior Indebtedness or if any Event of Default shall exist under any Senior Indebtedness, as “Event of Default” is defined therein or in the agreement under which the same is outstanding, no payment of the principal of or interest on the Senior Subordinated Debt Securities or coupons shall be made. (Senior Subordinated Indenture, Article 13) If this prospectus is being delivered in connection with the offer and sale of a series of Senior Subordinated Debt Securities, the accompanying prospectus supplement will set forth the approximate amount of Senior Indebtedness (holding company only) and Senior Subordinated Debt Securities outstanding as of the end of the most recent fiscal quarter.

Conversion

      The terms and conditions, if any, on which Debt Securities are convertible into Common Stock of HEI will be set forth in the prospectus supplement relating thereto. Such terms will include the conversion price, the conversion period, provisions as to whether conversion will be at the option of the holder or HEI, the events requiring an adjustment of the conversion price, provisions affecting conversion in the event of the redemption of the convertible Debt Securities and provisions under which the number of shares of Common Stock to be received by the holders of the Debt Securities would be calculated according to the market price of the Common Stock as of a time stated in the prospectus supplement.

Certain Covenants of HEI

      Restriction on Liens. The Senior Indenture provides that, so long as any Senior Debt is issued and outstanding thereunder, and except as otherwise provided in any applicable supplemental indenture as described in the relevant prospectus supplement, HEI will not create, incur, issue or assume any Indebtedness (as defined below) secured after the date of the Senior Indenture by any security interest on any property of HEI (holding company only, including without limitation property of HEI consisting of any share or shares of capital stock of or any indebtedness owed to HEI by any subsidiary of HEI), whether such property, shares or indebtedness are owned by HEI at the date of the Senior Indenture or thereafter acquired, without effectively providing concurrently therewith that the Senior Debt (together, at the option of HEI, with any other indebtedness ranking equally with the Senior Debt and then existing or thereafter created) shall be secured equally and ratably with (or prior to) the Indebtedness so created, incurred, issued or assumed; provided, however, that the foregoing does not apply to:

(1) security interests on any property acquired, constructed or improved by HEI or on any shares of capital stock or indebtedness of any subsidiary acquired by HEI after the date of the Senior Indenture which security interests are created or assumed at the time of or within 270 days after the acquisition of, or the expenditure of the costs of construction or improvements of, and which secure the payment of all or any part of the purchase price of, such property, shares of capital stock or indebtedness, or which secure payment of all or any part of the cost of any such construction or improvements, provided that, in the case of any such acquisition, construction or improvement, such security interest does not apply to any property or shares of capital stock or indebtedness owned theretofore by HEI other than, in the case of any such construction or improvement, any real property on which the property is so constructed or the improvement is located;

(2) security interests on any property, shares of capital stock or indebtedness, which security interests exist at the time of acquisition of such property, shares or indebtedness by HEI;

(3) security interests on any property of a corporation or other Person, which interests exist at the time such corporation is merged with or into or consolidated with HEI or which interests exist at the time of a sale or transfer of the properties of such corporation or other Person as an entirety or substantially as an entirety to HEI;

(4) security interests in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any State thereof, or in favor of any other country or political subdivision, (A) to secure partial progress, advance or other payments pursuant to any contract or statute, (B) to secure any indebtedness incurred or guaranteed for the purpose of financing or refinancing all or any part of the purchase price of the property, shares of capital stock or indebtedness subject to such security interests, or (C) to secure the cost of constructing or improving the property subject to such security interests (including, without limitation, security interests incurred in connection with pollution control, industrial revenue or similar financings);

(5) security interests on any property arising in connection with any defeasance, covenant defeasance or in-substance defeasance of any Indebtedness pursuant to express contractual provision or generally accepted accounting principles;

(6) security interests on any capital stock of any corporation which is registered in the name of HEI or otherwise owned by or held for the benefit of HEI which may constitute “margin stock” as such term is defined in Section 207.2(i) of Title 12 of the Code of Federal Regulations (or any successor provisions); or

(7) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any security interest referred to above in clauses (1)-(6), inclusive; provided, however, that the principal amount of Indebtedness secured thereby shall not exceed the original principal amount of Indebtedness and that such extension, renewal or replacement shall be limited to all or a part of the property (plus improvement and construction on such property), shares of capital stock or indebtedness which was subject to the security interest so extended, renewed or replaced.

      Notwithstanding the foregoing, under the Senior Indenture as supplemented HEI may, without equally and ratably securing the Senior Debt Securities, create, incur, issue and assume Indebtedness secured by any security interest not excepted by the foregoing clauses (1) through (7), inclusive, if the aggregate amount of such Indebtedness, together with all other Indebtedness of HEI (holding company only) existing at such time and security interests not so excepted, does not exceed 10% of HEI’s Consolidated Net Assets. (Senior Indenture, Section 3.9)

      “Indebtedness” means (i) any indebtedness, whether or not represented by bonds, debentures, notes or other securities, for the replacement of money borrowed, (ii) all deferred indebtedness (including without limitation, capitalized leases) for the payment of the purchase price of property or assets purchased, and (iii) all guarantees, endorsements, assumptions or other contingent obligations in respect of, or to purchase or otherwise to acquire, indebtedness of the types described in clauses (i) and (ii) above.

      “Consolidated Net Assets” means the total amount of assets appearing on the consolidated balance sheet of HEI and its subsidiaries less, without duplication: (a) all current liabilities (excluding current liabilities of ASB and any current liabilities which are by their terms extendable or renewable at the sole option of the obligor thereon without requiring the consent of the obligee to a date more than 12 months after the date of determination); (b) all reserves for depreciation and other assets valuation reserves but excluding any reserves for deferred Federal income taxes arising from accelerated amortization or otherwise; and (c) all appropriate adjustments on account of minority interests of other persons holding any common stock in any subsidiary and Trust Preferred Securities. Consolidated Net Assets are determined in conformity with accounting principles generally accepted in the United States of America and as of a date not more than 90 days prior to the happening of the event for which such determination is being made.

      Restrictions on Dispositions of HECO Shares. HEI currently holds 100% of the outstanding common stock of HECO. The Senior Indenture provides that, so long as any Senior Debt Security is issued and outstanding under the Senior Indenture, HEI will not sell, transfer or otherwise dispose of, and will not permit HECO to issue, sell, transfer or otherwise dispose of, any shares of capital stock of any class or classes of HECO ordinarily having voting power for the election of HECO’s board of directors. This covenant will not restrict the issuance, sale, transfer or other disposition of HECO’s voting shares to HEI or to any of HEI’s direct or indirect wholly-owned subsidiaries. The covenant also will not restrict (i) sales or transfers by HECO of the capital stock of its subsidiaries, (ii) consolidation of HECO or mergers of HECO with or into HEI or any of its direct or indirect wholly-owned subsidiaries or (iii) consolidations or mergers of HECO with or into any other corporation if the corporation formed by such consolidation or merger is a direct or indirect wholly-owned subsidiary of HEI. (Senior Indenture, Section 9.3)

      Consolidation, Merger, Conveyance, Transfer or Lease. Each Indenture provides that, so long as any Debt Security is issued and outstanding thereunder, HEI will not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any Person or permit any Person to consolidate with or merge into HEI or convey, transfer or lease its properties and assets substantially as an entirety to HEI unless certain conditions are met, including the conditions that (a) the corporation formed by such consolidation or into which HEI is merged or the Person which acquires by conveyance or transfer, or which leases, the property and assets of HEI substantially as an entirety is a Person organized and existing in corporate form under the laws of the United States of America, any State thereof or the District of Columbia, and such Person expressly assumes, by supplemental indenture, the due and punctual payment of the principal of (and premium, if any) and interest (if any) on all the Debt Securities and the performance of all of the covenants of HEI under the Indenture, (b) immediately after giving effect to such transaction no Event of Default by HEI, and no event which after notice and lapse of time would become an Event of Default by HEI, has occurred and is continuing, and (c) HEI has delivered to the Debt Trustee an Officers’ Certificate and an Opinion of Counsel as provided in the Indentures. (Senior and Senior Subordinated Indenture, Section 9.1)

Absence of Restrictions on Certain Transactions

      Other than the restrictions on liens and disposition of HECO shares, as set forth in the Senior Indenture, and restrictions on mergers, consolidations, conveyances, transfers and leases set forth in each Indenture as described above, neither the Senior Indenture nor the Senior Subordinated Indenture contains any covenants or other provisions designed to afford holders of Senior Debt Securities or Senior Subordinated Debt Securities protection in the event of a highly leveraged transaction involving HEI, or in the event of a recapitalization, merger or other transaction (leveraged or otherwise) involving HEI, its affiliates or its management, or in the event of a change in control of HEI.

Events of Default

      An Event of Default is defined under each Indenture with respect to Debt Securities of any series issued under such Indenture as being: (a) default in payment of all or any part of the principal of the Debt Securities of such series when due, whether at maturity (or upon any redemption), by declaration or otherwise; (b) default for 30 days in payment of any interest on any Debt Securities of such series; (c) default in payment of any sinking fund installment when due; (d) default for 60 days after written notice, as provided in such Indenture, in the observance or performance of any other covenant or agreement in the Debt Securities of such series or such Indenture other than a covenant included in such Indenture solely for the benefit of a series of Debt Securities other than such series; (e) certain events of bankruptcy, insolvency or reorganization with respect to HEI; or (f) an Event of Default with respect to any other indebtedness for borrowed money (other than nonrecourse obligations) of HEI in an aggregate principal amount exceeding $10,000,000, if such Event of Default shall result in the acceleration of such other indebtedness under the terms of the instrument under which such indebtedness is issued or secured, so long as such acceleration is not cured, waived, rescinded or annulled, or such indebtedness is not discharged, within 20 days after written notice thereof as provided in such Indenture; provided that if any such acceleration shall cease or be cured, waived, rescinded or annulled, then the Event of Default by reason thereof shall be deemed likewise to have been thereupon cured. (Senior and Senior Subordinated Indentures, Section 5.1)

      Each Indenture provides that (a) if an Event of Default due to the default in payment of principal of or premium, if any, or interest on any series of Debt Securities issued under such Indenture or due to the default in the performance or breach of any other covenant or agreement of HEI applicable to the Debt Securities of such series but not applicable to all outstanding Debt Securities issued under such Indenture shall have occurred and be continuing, either the Debt Trustee or the holders of not less than 25% in principal amount of the Debt Securities of each affected series (treated as one class) issued under such Indenture and then outstanding may then declare the principal of all Debt Securities of each such affected series and interest accrued thereon to be due and payable immediately; and (b) if any Event of Default due to a default in the performance of any other of the covenants or agreements in such Indenture applicable to all outstanding Debt Securities issued thereunder and then outstanding or due to certain events of bankruptcy, insolvency and reorganization of HEI shall have occurred and be continuing, either the Debt Trustee or the holders of record of not less than 25% in principal amount of all Debt Securities issued under such Indenture and then outstanding (treated as one class) may declare the principal of all such Debt Securities and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of (or premium, if any) or interest on such Debt Securities) by the holders of record of a majority in principal amount of the Debt Securities of all such affected series then outstanding, but no such annulment or waiver will apply to subsequent defaults. (Senior and Senior Subordinated Indentures, Sections 5.1 and 5.10)

      Each Indenture contains a provision entitling the Debt Trustee, subject to the duty of the Debt Trustee during a default to act with the required standard of care, to be indemnified by the holders of record of Debt Securities issued under such Indenture requesting the Debt Trustee to exercise any right or power under such Indenture before proceeding to exercise any such right or power at the request of such holders. (Senior and Senior Subordinated Indentures, Sections 6.1 and 6.2) Subject to such provisions in each Indenture for the indemnification of the Debt Trustee and certain other limitations, the holders of record of a majority in principal amount of the outstanding Debt Securities of’ each affected series (treated as one class) issued under such Indenture may direct the time, method and place of conducting any proceedings for any remedy available to the Debt Trustee, or exercising any trust or power conferred on the Debt Trustee. (Senior and Senior Subordinated Indentures, Section 5.9)

      Each Indenture provides that no holder of Debt Securities issued under such Indenture may institute any action against HEI under such Indenture (except actions for payment of overdue principal, premium, if any, or interest) unless such holder previously shall have given to the Debt Trustee written notice of default and continuance thereof and unless the holders of not less than 25% in principal amount of the Debt Securities of each affected series (treated as one class) issued under such Indenture and then outstanding shall have requested the Debt Trustee to institute such action and shall have offered the Debt Trustee reasonable indemnity, the Debt Trustee shall not have instituted such action within 60 days of such request and the Debt Trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the Debt Securities of each affected series (treated as one class) issued under such Indenture and then outstanding. (Senior and Senior Subordinated Indentures, Sections 5.6 and 5.9)

      Notwithstanding the foregoing, each holder of Debt Securities of any series has the right, which is unconditional, to receive payment of the principal of and premium and interest, if any, on such Debt Securities when due and to institute suit for the enforcement of any such payment, and such rights may not be impaired without the consent of that holder of Debt Securities. (Senior and Senior Subordinated Indentures, Section 5.7)

      Each Indenture contains a covenant that HEI will file annually with the Debt Trustee a certificate of no default or a certificate stating that a default exists. (Senior and Senior Subordinated Indentures, Section 3.5)

Discharge, Defeasance and Covenant Defeasance

      HEI can discharge or defease its obligations under each Indenture, including its obligations under the covenants set forth therein, as set forth below. (Senior and Senior Subordinated Indentures, Section 10.1)

      Upon satisfying certain conditions, HEI may discharge certain obligations to holders of any series of Debt Securities issued under such Indentures which have not already been delivered to the Debt Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Debt Trustee cash or, in the case of Debt Securities payable only in U.S. dollars, U.S. Government Obligations (as defined in such Indenture), as trust funds in an amount certified to be sufficient to pay when due, whether at maturity, upon redemption or otherwise, the principal of and premium, if any, and interest on such Debt Securities and sinking fund payments.

      HEI may also discharge any and all of its obligations to holders of any series of Debt Securities issued under an Indenture at any time (“defeasance”), but may not thereby avoid its duty to register the transfer or exchange of such series of Debt Securities, to replace any temporary, mutilated, destroyed, lost or stolen series of Debt Securities or to maintain an office or agency in respect of such series of Debt Securities or certain other obligations. Upon satisfying certain conditions, HEI may instead be released with respect to any outstanding series of Debt Securities issued under the relevant Indenture from the obligations imposed by certain provisions of such Indenture including Sections 3.6, 3.7, 3.8, 3.9, 3.10, 9.I and 9.3, in the case of the Senior Indenture and Sections 3.6, 3.7, 3.8 and 9.1, in the case of the Senior Subordinated Indenture (which contain among other things the covenants described above limiting liens, consolidations, mergers, transfers and leases and certain dispositions) and omit to comply with such Sections without creating an Event of Default (“covenant defeasance”). Defeasance or covenant defeasance may be effected only if among other things: (i) HEI irrevocably deposits with the Debt Trustee cash or, in the case of Debt Securities payable only in U.S. dollars, U.S. Government Obligations, as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of and premium, if any, and interest on and any sinking fund for all outstanding Debt Securities of such series issued under such Indenture; (ii) HEI delivers to the Debt Trustee an opinion of counsel to the effect that the holders of such series of Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and that such defeasance or covenant defeasance will not otherwise alter such holders’ United States federal income tax treatment of principal, premium and interest payments on such series of Debt Securities (in the case of a defeasance, such opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of such Indenture since such a result would not occur under current tax law); and (iii) in the case of the Senior Subordinated Indenture no event or condition shall exist that, pursuant to certain provisions described under “— Ranking of Senior Subordinated Debt Securities” above, would prevent HEI from making payments of principal of and premium, if any, and interest on the Senior Subordinated Debt Securities at the date of the irrevocable deposit referred to above or at any time during the period ending on the 91st day after the date of such deposit.

Modification of the Indentures

      Each Indenture provides that HEI and the Debt Trustee may enter into supplemental indentures without the consent of the holders of Debt Securities to, among other things: (a) secure any Debt Securities, (b) evidence the assumption by a successor corporation of the obligations of HEI, (c) add covenants for the protection of the holders of Debt Securities, (d) cure any ambiguity or correct any inconsistency in such Indenture, provided that such cure or correction does not adversely affect the holders of such Debt Securities, (e) establish the forms or terms of Debt Securities of any series and (f) evidence the acceptance of appointment by a successor trustee or facilitate any administration by more than one trustee. (Senior and Senior Subordinated Indentures, Section 8.1)

      Each Indenture also contains provisions permitting HEI and the Debt Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of Debt Securities of all series issued under such Indenture then outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, such Indenture or modify in any manner the rights of the holders of the Debt Securities of each series so affected; provided that HEI and the Debt Trustee may not, without the consent of the holder of each outstanding Debt Security affected thereby, (a) extend the stated maturity of the principal of any Debt Security, or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof or change the currency in which the principal thereof (including any amount in respect of original issue discount), premium, if any, or interest thereon is payable or reduce the amount of any original issue discount Debt Security that is payable upon acceleration or provable in bankruptcy or alter certain provisions of such Indenture relating to the Debt Securities issued thereunder not denominated in U.S. dollars or impair the right to institute suit for the enforcement of any payment on any Debt Security when due or (b) reduce the aforesaid percentage in principal amount of Debt Securities of any series issued under such Indenture, the consent of the holders of which is required for any such modification. (Senior and Senior Subordinated Indentures, Section 8.2)

      The Senior Subordinated Indenture may not be amended to alter the subordination of any outstanding Senior Subordinated Debt Securities without the consent of each holder of Senior Indebtedness then outstanding that would be adversely affected thereby. (Senior Subordinated Indenture, Section 8.6)

Governing Law

      Each Indenture will be governed by, and construed in accordance with, the internal laws of the State of New York. (Senior and Senior Subordinated Indentures, Section 11.8)

Concerning the Debt Trustee

      HEI and its subsidiaries maintain ordinary banking and trust relationships with a number of banks that could serve as trustee under the Indentures.

DESCRIPTION OF JUNIOR SUBORDINATED DEBT SECURITIES

      HEI may issue unsecured notes, debentures or other evidences of indebtedness from time to time in one or more series (the “Junior Subordinated Debt Securities”) pursuant to the Junior Indenture dated as of February 1, 1997 (the “Junior Indenture”) between HEI and The Bank of New York, as trustee (the “Junior Debt Trustee”). The Junior Indenture is included through incorporation by reference as an exhibit to the registration statement of which this prospectus is a part and is described below. The terms of the Junior Subordinated Debt Securities will include those stated in the Junior Indenture, those stated in any supplemental indenture supplementing the Junior Indenture and those made part of the Junior Indenture by reference to the Trust Indenture Act. Junior Subordinated Debt Securities which are issued to a Trust in connection with a sale of Trust Preferred Securities are referred to in this prospectus as “Company Debentures.”

      The following summary of the terms of the Junior Indenture does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Junior Indenture and the Trust Indenture Act. Whenever particular provisions or defined terms in the Junior Indenture are referred to herein, such provisions or defined terms are incorporated by reference herein. Section and Article references used herein are references to provisions of the Junior Indenture unless otherwise noted. Any Junior Subordinated Debt Securities offered by this prospectus will be accompanied by a prospectus supplement which will set forth the designation and describe the specific terms and provisions thereof. The description in a prospectus supplement will supplement and, when inconsistent, supersede the description in this Section.

General

      The Junior Indenture will not limit the amount of additional indebtedness HEI or any of its subsidiaries may incur, nor does the Junior Indenture limit the aggregate principal amount of Junior Subordinated Debt Securities which may be issued thereunder. The Junior Subordinated Debt Securities will be unsecured, fully subordinated obligations of HEI and, therefore, will be subordinate to Senior Indebtedness, including the Senior Debt Securities and the Senior Subordinated Debt Securities. Since HEI is a holding company, the Junior Subordinated Debt Securities effectively will be subordinate to all obligations of HEI’s subsidiaries and HEI’s rights and the rights of its creditors, including the holders of Junior Subordinated Debt Securities, to participate in the assets of any subsidiary upon such subsidiary’s liquidation or recapitalization will be subject to the prior claims of such subsidiary’s creditors, except to the extent that HEI may itself be a creditor with recognized claims against such subsidiary. Claims on HEI’s subsidiaries by creditors other than HEI include obligations arising out of short and long-term indebtedness, as well as other liabilities incurred in the ordinary course of business. In addition, since HEI’s principal subsidiaries are subject to state or federal regulatory control, the ability of such subsidiaries to pay dividends or to make distributions, loans or advances to HEI without prior regulatory approval is limited by applicable laws, regulations and agreements with regulatory agencies as well as the provisions of the preferred stock and the debt instruments of HEI’s subsidiaries. If this prospectus is being delivered in connection with the offer and sale of a series of Junior Subordinated Debt Securities, the accompanying prospectus supplement will set forth the approximate amount of the indebtedness of HEI’s subsidiaries outstanding as of the end of the most recent fiscal quarter.

      In the event Junior Subordinated Debt Securities (i.e., Company Debentures) are purchased by a Trust or a trustee of such Trust with the proceeds of the issuance of Trust Securities by such Trust, the Company Debentures may be subsequently distributed pro rata to the holders of such Trust Securities if the Trust dissolves. Such dissolution may occur upon the occurrence of certain events which will be described in the prospectus supplement relating to such Trust Securities. Only one series of Company Debentures will be issued to a Trust or a trustee of such Trust in connection with the issuance of Trust Securities by that Trust.

      Reference is made to the prospectus supplement relating to the particular Junior Subordinated Debt Securities being offered thereby for the following terms: (1) the designation of such Junior Subordinated Debt Securities; (2) the aggregate principal amount and denomination (if other than multiples of $25) of such Junior Subordinated Debt Securities; (3) the percentage of the principal amount at which such Junior Subordinated Debt Securities will be issued; (4) the date or dates on which such Junior Subordinated Debt

Securities will mature and HEI’s right, if any, to shorten or extend such date or dates; 5) the rate or rates, if any, per annum, at which such Junior Subordinated Debt Securities will bear interest, or the method of determination of such rate or rates; (6) the date or dates from which such interest shall accrue, the interest payment dates on which such interest will be payable or the manner of determination of such interest payment dates and the record dates for the determination of holders to whom interest is payable on any such interest payment dates; (7) the right, if any, to extend the interest payment periods and the duration of such extension; (8) provisions, if any, for a sinking, purchase or other analogous fund; (9) the period or periods, if any, within which, the price or prices at which, and the terms and conditions upon which such Junior Subordinated Debt Securities may be redeemed, in whole or in part, at the option of HEI or the holder; (10) the form of such Junior Subordinated Debt Securities; and (11) any other specific terms of the Junior Subordinated Debt Securities. HEI need not issue all Junior Subordinated Debt Securities of one series at the same time and, unless otherwise provided, HEI may reopen a series, without the consent of the holders of the Junior Subordinated Debt Securities of that series, for issuances of additional Junior Subordinated Debt Securities of that series.

      If a prospectus supplement specifies that a series of Junior Subordinated Debt Securities is denominated in a currency or currency unit other than United States dollars, such prospectus supplement shall also specify the denomination in which such Junior Subordinated Debt Securities will be issued and the coin or currency in which the principal, premium, if any, and interest, if any, on such Junior Subordinated Debt Securities will be payable, which may be United States dollars based upon the exchange rate for such other currency or currency unit existing on or about the time a payment is due.

      The Junior Indenture does not contain any covenants or other provisions designed to afford holders of Junior Subordinated Debt Securities protection in the event of a highly leveraged transaction involving HEI, or in the event of a recapitalization, merger or other transaction (leveraged or otherwise) involving HEI, its affiliates or its management or in the event of a change in control.

Additional Interest

      If, at any time while the Property Trustee is the holder of any Company Debentures issued to the related Trust, such Trust or the Property Trustee shall be required to pay any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes or taxes or charges imposed by reason of the transfer of the Trust Preferred Securities or beneficial interests therein) imposed by the United States or any other taxing authority, then, in any such case, HEI will pay, as additional interest (“Additional Interest”) on the Company Debentures held by the Property Trustee, such additional amounts as shall be required so that the net amounts received and retained by such Trust and by the Property Trustee after paying any such taxes, duties, assessments or other governmental charges will be equal to the amounts such Trust and the Property Trustee would have received had no such taxes, duties, assessments or other governmental charges been imposed. (Section 4.05)

Form, Exchange, Registration, Transfer and Payment

      Unless otherwise specified in the applicable prospectus supplement, the Junior Subordinated Debt Securities will be issued in fully registered form without coupons and in denominations of $25 and multiples of $25. (Section 2.03) No service charge will be made for any transfer or exchange of the Junior Subordinated Debt Securities, but the Company or the Junior Debt Trustee may in general require payment of a sum sufficient to cover any tax or other government charge payable in connection therewith. (Section 2.07)

      Unless otherwise provided in the applicable prospectus supplement, principal, premium, if any, and interest will be payable and the Junior Subordinated Debt Securities may be surrendered for payment or transferred at an office or agency maintained for that purpose or the corporate trust office of the Junior Debt Trustee as paying and authenticating agent in New York, New York, provided that payment of interest, if any, on registered Junior Subordinated Debt Securities that are not issued to a Trust may be made at the option of HEI by check mailed to the address of the person entitled thereto as it appears in the debenture register or by wire transfer to an account appropriately designated by the person entitled thereto. (Section 2.03 and 4.02)

Global Junior Subordinated Debt Securities

      Unless otherwise indicated in the applicable prospectus supplement, the Junior Subordinated Debt Securities of a series will be issued in the form of one or more global securities that will be deposited with, or on behalf of, DTC, as depository, or its nominee, as described under “Book-Entry System.” In such a case, one or more global securities will be issued in a denomination or aggregate denomination equal to the aggregate principal amount of outstanding Junior Subordinated Debt Securities of the series to be represented by such global security or securities. Unless and until it is exchanged in whole or in part for Junior Subordinated Debt Securities in definitive registered form, a global security may not be registered for transfer or exchange except as a whole by the depository for such global security to a nominee for such depository and except in the circumstances described under “Book-Entry System.” (Section 2.11)

Subordination

      Payment of the principal of and premium, if any, and interest on Junior Subordinated Debt Securities issued under the Junior Indenture will be subordinate and junior in right of payment, to the extent and in the manner set forth in the Junior Indenture, to all Senior Indebtedness (as defined under “Description of Senior Debt Securities and Senior Subordinated Debt Securities — Ranking of Senior Subordinated Debt Securities”) of HEI. Notwithstanding anything to the contrary contained in the Junior Indenture, Senior Indebtedness shall not for such purposes include (i) any indebtedness of HEI which, by its terms or the terms of the instrument creating or evidencing it, is subordinate in right of payment to or ranks equally with the Junior Subordinated Debt Securities or (ii) any indebtedness of HEI to a subsidiary of HEI. (Junior Indenture, Section 1.1) The Junior Subordinated Debt Securities effectively will also be subordinate to all debts and other obligations of HEI’s subsidiaries. See “— General”. The Junior Indenture does not contain any limitation on the amount of Senior Indebtedness that may be issued by HEI.

Certain Covenants of HEI

      If (i) there shall have occurred any event that would constitute a Junior Indenture Event of Default (as defined herein) or (ii) HEI shall be in default with respect to its payment of any obligations under a related Trust Guarantee or (iii) HEI shall have given notice of its election to defer payments of interest on any of such Junior Subordinated Debt Securities by extending the interest payment period as provided in and permitted by a supplemental indenture to the Junior Indenture or appropriate officer’s certificate pursuant thereto, and such period, or any extension thereof, shall be continuing, then (a) HEI shall not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock (except for dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of its common stock and other than (x) purchases or acquisitions of shares of HEI Common Stock in connection with the satisfaction by HEI of its obligations under any employee benefit, dividend reinvestment, stock purchase or other stock plans or any other contractual obligation of HEI (other than a contractual obligation ranking equally with or junior to the Junior Subordinated Debt Securities) (y) as a result of a reclassification of HEI capital stock or the exchange or conversion of one class or series of HEI capital stock for another class or series of HEI capital stock or (z) the purchase of fractional interests in shares of HEI capital stock pursuant to the conversion or exchange provisions of such HEI capital stock or the security being converted or exchanged), (b) HEI shall not make any payment of interest, principal or premium, if any, on or pay, repurchase or redeem any debt securities issued by HEI which rank equally with or junior to such Junior Subordinated Debt Securities, provided that, if only the event referred to in clause (iii) above (and not the events referred to in clause (i) and (ii)) has occurred, this restriction shall apply only to other series of Junior Subordinated Debt Securities or debt securities with equivalent deferral options, and (c) HEI shall not make any guarantee payments with respect to the foregoing (other than pursuant to the Trust Guarantee or any other guarantee by HEI with respect to comparable securities). (Section 6.09)

      In the event Company Debentures are issued to a Trust or a trustee of such Trust in connection with the issuance of Trust Securities of a Trust, for so long as such Trust Securities remain outstanding, HEI will covenant (i) to directly or indirectly maintain 100 percent ownership of the Trust Common Securities of such

Trust; provided, however, that any permitted successor of HEI under the Junior Indenture may succeed to HEI’s ownership of such Trust Common Securities, (ii) to use its reasonable efforts to cause such Trust (a) to remain a statutory trust, except in connection with the distribution of Company Debentures to the holders of Trust Securities in liquidation of such Trust, the redemption of all of the Trust Securities of such Trust, or certain mergers, consolidations or amalgamations, each as permitted by the Trust Agreement of such Trust, and (b) to otherwise continue not to be treated as an association taxable as a corporation or a partnership for United States federal income tax purposes and (iii) to use its reasonable efforts to cause each holder of Trust Securities to be treated as owning an undivided beneficial interest in the Company Debentures. (Section 4.06)

Limitation on Mergers and Sales of Assets

      HEI shall not consolidate with, or merge into, any corporation or convey or transfer its properties and assets substantially as an entirety to any entity unless (a) HEI shall be the continuing entity or the successor entity shall be a legal entity organized under the laws of any domestic jurisdiction and shall expressly assume the obligations of HEI under the Junior Indenture and (b) after giving effect thereto, no Event of Default, and no event which after notice or a lapse of time or both would become an Event of Default, shall have occurred and be continuing under the Junior Indenture. (Section 10.01)

Events of Default, Waiver and Notice

      The Junior Indenture provides that any one or more of the following described events which has occurred and is continuing constitutes a “Junior Indenture Event of Default” with respect to each series of Junior Subordinated Debt Securities:

(a) default for 30 days in payment of any interest on the Junior Subordinated Debt Securities of that series, including any Additional Interest in respect thereof, when due; provided, however, that a valid extension of the interest payment period by HEI shall not constitute a default in the payment of interest for this purpose; or

(b) default in payment of principal of or premium, if any, on the Junior Subordinated Debt Securities of that series when due whether at maturity, upon redemption, by declaration or otherwise; provided, however, that a valid extension of the maturity of such Junior Subordinated Debt Securities shall not constitute a default for this purpose; or

(c) default by the Company in the performance of any other of the covenants or agreements in the Junior Indenture (other than a covenant or agreement expressly included solely for the benefit of one or more other series than such series) which shall not have been remedied for a period of 90 days after notice has been given by the Junior Debt Trustee or the holders of at least 25 percent in aggregate principal amount of the Junior Subordinated Debt Securities of such series then outstanding, unless the Junior Debt Trustee or the holders of not less than the aggregate principal amount of Junior Subordinated Debt Securities of such series the holders of which gave such notice, as the case may be, agree in writing to an extension of such period prior to its expiration; or

(d) certain events of bankruptcy, insolvency or reorganization of HEI; or

(e) in the event Company Debentures are issued to a Trust or a trustee of such Trust in connection with the issuance of Trust Securities by such Trust, the voluntary or involuntary dissolution, winding-up or termination of such Trust, except in connection with the distribution of Company Debentures to the holders of Trust Securities in liquidation of such Trust, the redemption of all of the Trust Securities of such Trust, or certain mergers, consolidations or amalgamations, each as permitted by the Trust Agreement of such Trust.

      The Junior Indenture provides that, if a Junior Indenture Event of Default on any series of Junior Subordinated Debt Securities shall have occurred and be continuing, either the Junior Debt Trustee or the holders of record of not less than 25 percent in aggregate principal amount of the Junior Subordinated Debt Securities of such series then outstanding by proper notice may declare the principal of all such Junior

Subordinated Debt Securities of such series to be due and payable immediately. The holders of a majority in aggregate outstanding principal amount of such series of Junior Subordinated Debt Securities may annul such declaration and waive the default if the default (other than the non-payment of the principal of such series of Junior Subordinated Debt Securities which has become due solely by reason of such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal and premium, if any, due otherwise than by acceleration has been deposited with the Junior Debt Trustee. (Section 6.01)

      The holders of record of a majority in principal amount of the Junior Subordinated Debt Securities of any series affected and then outstanding and, in the case of Company Debentures issued to a Trust, the holders of a majority in aggregate liquidation amount of the related Trust Preferred Securities, shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Junior Debt Trustee under the Junior Indenture with respect to such series, provided that such direction shall not be in conflict with any rule of law or the Junior Indenture or unduly prejudicial to the rights of holders of any other series of the Junior Subordinated Debt Securities and subject to the right of the Junior Debt Trustee to require reasonable indemnity against expenses and liabilities. Notwithstanding the foregoing, subject to the subordination provisions relating to the Junior Subordinated Debt Securities, the right of any holder of Junior Subordinated Debt Securities to receive payment of the principal of and premium (if any) and interest on such Junior Subordinated Debt Securities on or after the due dates therefor, as the same may be extended in accordance with the terms of such Junior Subordinated Debt Securities, or to institute suit for the enforcement of any such payment provisions, shall not be impaired or affected without the consent of such holder. (Sections 6.04. 6.06 and 7.02)

      The Junior Indenture requires the annual filing by HEI with the Junior Debt Trustee of a certificate as to compliance by HEI with certain conditions and covenants under the Junior Indenture. (Section 5.03)

      The Junior Indenture provides that the Junior Debt Trustee may withhold notice of a Junior Indenture Event of Default from the holders of a series of Junior Subordinated Debt Securities (except a Junior Indenture Event of Default in payment of principal of or premium (if any) or interest on the Junior Subordinated Debt Securities) if the Trustee determines in good faith that it is in the interest of such holders to do so. (Section 6.07)

Modification of the Indenture

      The Junior Indenture contains provisions permitting the Company and the Junior Debt Trustee, with the consent of the holders of not less than a majority in principal amount of the Junior Subordinated Debt Securities of all series affected by such modification at the time outstanding, and, in the case of Company Debentures issued to a Trust, the holders of a majority in aggregate liquidation preference amount of the related Trust Preferred Securities, to modify the Junior Indenture or any supplemental indenture or the rights of the holders of the Junior Subordinated Debt Securities of such series; provided that no such modification shall, without the consent of the holders of each Junior Subordinated Debt Security (and each Trust Preferred Security, if applicable) affected thereby, (i) extend the fixed maturity of any Junior Subordinated Debt Security, or reduce the principal amount thereof (including in the case of a discounted Junior Subordinated Debt Security the amount payable thereon in the event of acceleration or the amount provable in bankruptcy) or any premium thereon, or reduce any amount payable on redemption thereof, or reduce the rate or extend the time of payment of interest thereon, or make the principal of or interest or premium, if any, on the Junior Subordinated Debt Securities payable in any coin or currency other than that provided in the Junior Subordinated Debt Securities, or impair or affect the right of any holder of Junior Subordinated Debt Securities to institute suit for the payment thereof or the right of prepayment, if any, at the option of the holder, (ii) reduce the aforesaid percentage of Junior Subordinated Debt Securities the consent of the holders of which is required for any such modification or (iii) otherwise adversely affect the interest of the holders of any series of Junior Subordinated Debt Securities. (Section 9.02)

Defeasance and Discharge

      HEI may discharge certain obligations to holders of any series of Junior Debt Securities which have not already been delivered to the Junior Debt Trustee for cancellation and which either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Junior Debt Trustee or Defeasance Agent cash or Governmental Obligations (as defined in the Junior Indenture), or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due, whether at maturity, upon redemption or otherwise, the principal of, premium on, if any, and interest on such Junior Subordinated Debt Securities.

      The Indenture provides that HEI, at HEI’s option: (a) will be discharged from any and all obligations in respect of the Junior Subordinated Debt Securities of a series (except for certain obligations to register the transfer or exchange of Junior Subordinated Debt Securities, replace stolen, lost or mutilated Junior Subordinated Debt Securities, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain restrictive covenants of the Indenture (including those described herein under “— Certain Covenants of HEI”), in each case if HEI deposits, in trust with the Junior Debt Trustee or the Defeasance Agent, money or U.S. Government Obligations which, through the payment of interest thereon and principal thereof in accordance with their terms, will provide money in an amount certified to be sufficient to pay all the principal (including any mandatory sinking fund payments) and premium, if any, of and interest on, the Junior Subordinated Debt Securities of such series on the dates such payments are due in accordance with the terms of such Junior Subordinated Debt Securities. To exercise any such option, among other things, HEI is required to deliver to the Junior Debt Trustee and the Defeasance Agent, if any, an opinion of counsel to the effect that (i) the deposit and related defeasance would not cause the holders of the Junior Subordinated Debt Securities of such series to recognize income, gain or loss for U.S. federal income tax purposes and, in the case of any such discharge pursuant to clause (a) such opinion must be accompanied by a ruling to that effect received by HEI from the United States Internal Revenue Service, or a ruling pertaining to a comparable form of transaction to that effect published by the United States Internal Revenue Service, or must otherwise be based on a change in United States federal income tax law, since such a result would not occur under current tax law and (ii) if listed on any national securities exchange, such Junior Subordinated Debt Securities would not be delisted from such exchange as a result of the exercise of such option. (Section 11.01)

Governing Law

      The Junior Indenture and the Junior Subordinated Debt Securities will be governed by, and construed in accordance with, the internal laws of the State of New York. (Section 13.05)

The Junior Debt Trustee

      The Bank of New York is the initial Junior Debt Trustee. HEI or its affiliates maintain certain accounts and other banking relationships with the Junior Debt Trustee and its affiliates in the ordinary course of business.

DESCRIPTION OF TRUST PREFERRED SECURITIES

      Each Trust may issue, from time to time, a series of Trust Preferred Securities having terms described in the prospectus supplement relating thereto. The Trust Agreement of each Trust authorizes the Regular Trustees of such Trust to issue on behalf of the Trust only one series of Trust Preferred Securities. Each Trust Agreement will be qualified as an indenture under the Trust Indenture Act. Unless otherwise specified in the applicable prospectus supplement, The Bank of New York will act as Property Trustee for purposes of the Trust Indenture Act. The Trust Preferred Securities will have such terms, including distribution, redemption, voting, and liquidation rights and such other preferred, deferral or other special rights, and such restrictions, as shall be set forth in the Trust Agreement or made part of the Trust Agreement by the Trust Indenture Act.

      Reference is made to the prospectus supplement for the specific terms of the Trust Preferred Securities of each Trust, including (i) the distinctive designation of such Trust Preferred Securities; (ii) the number of Trust Preferred Securities issuable by such Trust; (iii) the annual distribution rate (or method of determining such rate) for Trust Preferred Securities issued by such Trust and the date or dates upon which such distributions shall be payable; (iv) whether distributions on Trust Preferred Securities issued by such Trust shall be cumulative, and, in the case of Trust Preferred Securities having such cumulative distribution rights, the date or dates or method of determining the date or dates from which distributions on Trust Preferred Securities issued by such Trust shall be cumulative; (v) the amount or amounts which shall be paid out of the assets of such Trust to the holders of Trust Preferred Securities of such Trust upon voluntary or involuntary dissolution, winding-up or termination of such Trust; (vi) the obligation, if any, of such Trust to purchase or redeem Trust Preferred Securities issued by such Trust and the price or prices at which, the period or periods within which, and the terms and conditions upon which, Trust Preferred Securities issued by such Trust shall be purchased or redeemed, in whole or in part, pursuant to such obligation; (vii) the voting rights and the rights to direct action by the Property Trustee, if any, of holders of Trust Preferred Securities issued by the Trust, in addition to those required by law, including the number of votes per Trust Preferred Security and any requirement for the approval by the holders of Trust Preferred Securities as a condition to specified action or amendments to the Trust Agreement of such Trust; (viii) the terms and conditions, if any, upon which the Company Debentures owned by such Trust may be distributed to holders of Trust Preferred Securities of such Trust; (ix) if applicable, any securities exchange upon which the Trust Preferred Securities shall be listed; (x) the manner in which holders of the Trust Preferred Securities may enforce their rights through the Property Trustee and directly; and (xi) any other relevant rights, preferences, privileges, limitations or restrictions of the Trust Preferred Securities issued by such Trust not inconsistent with the Trust Agreement of such Trust or with applicable law.

      The rights of Trust Preferred Securities to receive certain distributions will be guaranteed by HEI to the extent set forth below under “Description of the Trust Guarantees.” Certain United States federal income tax considerations applicable to any offering of Trust Preferred Securities will be described in the prospectus supplement relating thereto.

      Holders of the Trust Preferred Securities will have no rights to appoint or remove the Regular Trustees, who may be appointed, removed or replaced solely by HEI as the holder of all of the Trust Common Securities.

      The Trust Agreement of each Trust authorizes the Regular Trustees of such trust to issue on behalf of such Trust one series of Trust Common Securities having such terms including distribution, redemption, voting, and liquidation rights or such restrictions as shall be set forth therein. Except for voting rights, the terms of the Trust Common Securities issued by a Trust will be substantially identical to the terms of the Trust Preferred Securities issued by such Trust and the Trust Common Securities will rank equally, and payments will be made thereon pro rata, with the Trust Preferred Securities except that, upon an event of default under such Trust Agreement, the rights of the holders of the Trust Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Trust Preferred Securities. Except in certain limited circumstances, the Trust Common Securities of a Trust will also carry the right to vote to appoint, remove or replace any of the Trustees of such Trust.

DESCRIPTION OF TRUST GUARANTEES

      Set forth below is a summary of certain information concerning the Trust Guarantees which will be executed and delivered by HEI for the benefit of the holders from time to time of Trust Preferred Securities. Each Trust Guarantee will be qualified as an indenture under the Trust Indenture Act, unless otherwise specified in the applicable prospectus supplement. The Bank of New York will act as indenture trustee under each Trust Guarantee for purposes of the Trust Indenture Act (the “Trust Guarantee Trustee”). The terms of each Trust Guarantee will be those set forth in such Trust Guarantee and those made part of such Trust Guarantee by the Trust Indenture Act. The following summary of the Trust Guarantees does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the form of Trust Guarantee, which is filed as an exhibit to the registration statement of which this prospectus forms a part, and the Trust Indenture Act, and this summary of the terms of the Trust Guarantee is subject to supplementation and modification in any prospectus supplement relating to the particular Trust Preferred Securities being offered thereby. Each Trust Guarantee will be held by the Property Trustee for the benefit of the holders of the Trust Preferred Securities of the applicable Trust.

General

      Pursuant to each Trust Guarantee, HEI will agree, to the extent set forth therein, to pay in full, to the holders of the Trust Preferred Securities issued by a Trust, the Trust Guarantee Payments (as defined herein) (except to the extent paid by such Trust), as and when due, regardless of any defense, right of set-off or counterclaim which such Trust may have or assert, other than the defense of payment. The following payments with respect to Trust Preferred Securities issued by a Trust, to the extent not paid by such Trust (the “Guarantee Payments”), will be subject to the Trust Guarantee thereon (without duplication): (i) any accumulated and unpaid distributions which are required to be paid on such Trust Preferred Securities, to the extent such Trust shall have funds legally available therefor; (ii) the redemption price, including all accumulated and unpaid distributions to the date of payment (the “Redemption Price”), to the extent such Trust has funds legally available therefor with respect to any Trust Preferred Securities called for redemption by such Trust; and (iii) upon a voluntary or involuntary dissolution, winding-up or termination of such Trust (other than in connection with the distribution of Company Debentures to the holders of Trust Preferred Securities or the redemption of all of the Trust Preferred Securities), the lesser of (a) the aggregate of the liquidation amount and all accumulated and unpaid distributions on such Trust Preferred Securities to the date of payment, to the extent such Trust has funds legally available therefor and (b) the amount of assets of such Trust remaining legally available after satisfaction of obligations to creditors of the Trust, if any, for distribution to holders of such Trust Preferred Securities in liquidation of such Trust. The redemption price and liquidation amount will be fixed at the time the Trust Preferred Securities are issued. HEI’s obligation to make a Trust Guarantee Payment may be satisfied by direct payment of the required amounts by HEI to the holders of Trust Preferred Securities or by causing the applicable Trust to pay such amounts to such holders.

      The Trust Guarantees will not apply to any payment of distributions except to the extent a Trust shall have funds available therefor. If HEI does not make interest payments on the Company Debentures purchased by a Trust, such Trust will not pay distributions on the Trust Preferred Securities issued by such Trust and will not have sufficient funds legally available therefor.

Certain Covenants of HEI

      In each Trust Guarantee, HEI will covenant that, so long as any Trust Preferred Securities issued by the applicable Trust remain outstanding, if there shall have occurred any event that would constitute an event of default under such Trust Guarantee or the Trust Agreement of such Trust, or if HEI has exercised its option to defer interest payments on the Company Debentures by extending the interest payment period and such period or extension thereof shall be continuing, then (a) HEI shall not declare or pay any dividend (other than a stock dividend) on, make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock (except for dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, its common stock and other than (i) purchases or acquisitions of shares of HEI Common Stock in connection with the satisfaction by HEI of its obligations under any employee benefit plans or any other contractual obligation of HEI (other than a contractual obligation ranking equally with or junior to the Company Debentures), (ii) as a result of a reclassification of HEI capital stock or the exchange or conversion of one class or series of HEI capital stock for another class or series of HEI capital stock or (iii) the purchase of fractional interests in shares of HEI capital stock pursuant to the conversion or exchange provisions of such HEI capital stock or the security being converted or exchanged), (b) HEI shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by HEI which rank equally with or junior to such Company Debentures, and (c) HEI shall not make any guarantee payments with respect to the foregoing (other than pursuant to such Trust Guarantee or any other guarantee by HEI with respect to comparable securities).

Modification of the Trust Guarantees; Assignment

      Except with respect to any changes which do not materially adversely affect the rights of holders of Trust Preferred Securities (in which case no vote will be required), each Trust Guarantee may be amended only with the prior approval of the holders of at least a majority in liquidation amount of the outstanding Trust Preferred Securities issued by the applicable Trust. The manner of obtaining any such approval of holders of such Trust Preferred Securities will be as set forth in an accompanying prospectus supplement. All guarantees and agreements contained in a Trust Guarantee shall bind the successors, assigns, receivers, trustees and representatives of HEI and shall inure to the benefit of the holders of the Trust Preferred Securities of the applicable Trust then outstanding. Except in connection with any merger or consolidation of HEI with or into another entity or any sale, transfer or lease of HEI’s assets to another entity, each as permitted by the Junior Indenture, HEI may not assign its rights or delegate its obligations under such Trust Guarantee without the prior approval of the holders of at least a majority in liquidation amount of the outstanding Trust Preferred Securities issued by the applicable Trust.

Termination

      Each Trust Guarantee will terminate as to the Trust Preferred Securities issued by the applicable Trust (a) upon full payment of the Redemption Price of all Trust Preferred Securities of such Trust, (b) upon distribution of the Company Debentures held by such Trust to the holders of the Trust Securities of such Trust or (c) upon full payment of the amounts payable in accordance with the Trust Agreement of such Trust upon liquidation of Trust. Notwithstanding the foregoing, each Trust Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Trust Preferred Securities issued by the applicable Trust must restore payment of any sums paid under such Trust Preferred Securities or such Trust Guarantee.

Events of Default

      An event of default under a Trust Guarantee will occur upon the failure of HEI to perform any of its payment obligations thereunder.

      The holders of a majority in liquidation amount of the Trust Preferred Securities relating to such Trust Guarantee have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trust Guarantee Trustee in respect of the Trust Guarantee or to direct the exercise of any trust or power conferred upon the Trust Guarantee Trustee under such Trust Guarantee. Any holder of record of Trust Preferred Securities relating to such Trust Guarantee may institute a legal proceeding directly against HEI to enforce the Trust Guarantee Trustee’s rights and the obligations of HEI under such Trust Guarantee, without first instituting a legal proceeding against the relevant Trust, the Trust Guarantee Trustee or any other person or entity.

Status of the Trust Guarantees

      The Trust Guarantees will constitute unsecured obligations of HEI and will rank (i) subordinate and junior in right of payment to all other liabilities of HEI, except those made equal or subordinate by their terms, (ii) equal with the most senior preferred or preference stock now or hereafter issued by HEI and with any guarantee hereafter entered into by HEI in respect of any preferred or preference stock or trust preferred securities of any affiliate of HEI and (iii) senior to HEI Common Stock. The terms of the Trust Preferred Securities provide that each holder of Trust Preferred Securities issued by the applicable Trust, by acceptance thereof, agrees to the subordination provisions and other terms of the Trust Guarantee relating thereto.

      The Trust Guarantees will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the Trust Guarantee without instituting a legal proceeding against any other person or entity).

Information Concerning the Trust Guarantee Trustee

      The Trust Guarantee Trustee, prior to the occurrence of a default with respect to a Trust Guarantee, undertakes to perform only such duties as are specifically set forth in such Trust Guarantee and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provisions, the Trust Guarantee Trustee is under no obligation to exercise any of the powers vested in it by a Trust Guarantee at the request of any holder of Trust Preferred Securities, unless offered reasonable indemnity against the costs, expenses and liabilities which might be incurred thereby.

      HEI or its affiliates maintain certain accounts and other banking relationships with The Bank of New York, which shall be the initial Trust Guarantee Trustee, and its affiliates in the ordinary course of business.

Governing Law

      The Trust Guarantees will be governed by, and construed in accordance with, the internal laws of the State of New York.

RELATIONSHIP AMONG TRUST PREFERRED SECURITIES,

COMPANY DEBENTURES AND TRUST GUARANTEES

Full and Unconditional Guarantee

      Payments of distributions and other amounts due on the Trust Preferred Securities issued by a Trust, to the extent the Trust has funds available for the payment, are irrevocably guaranteed by HEI as and to the extent set forth under “Description of Trust Guarantees.” Taken together, HEI’s obligations under the Company Debentures, the Junior Indenture, the Trust Agreement and the related Trust Guarantee and HEI’s agreement to pay the expenses of the Trust, except payments in respect of the Trust Securities, contained in an expense agreement with the Trust provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of distributions and other amounts due on the Trust Preferred Securities issued by a Trust. No single document standing alone or operating in conjunction with fewer than all the other documents constitutes the guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of each Trust’s obligations in respect of the related Trust Preferred Securities. If and to the extent that HEI does not make payments on the Company Debentures issued to a Trust, the Trust will not have sufficient funds to pay distributions or other amounts due on its Trust Preferred Securities. A Trust Guarantee does not cover payment of amounts payable with respect to the Trust Preferred Securities issued by a Trust when the Trust does not have sufficient funds to pay these amounts. In this event, the remedy of a holder of the Trust Preferred Securities is to institute a legal proceeding directly against HEI for enforcement of payment of its obligations under the Company Debentures having a principal amount equal to the liquidation amount of the Trust Preferred Securities held by the holder.

Sufficiency of Payments

      As long as payments are made when due on the Company Debentures issued to a Trust, these payments will be sufficient to cover distributions and other payments distributable on the Trust Preferred Securities issued by that Trust, primarily because:

•	the aggregate principal amount of the Company Debentures will be equal to the sum of the aggregate stated liquidation amount of the Trust Preferred Securities and the Trust Common Securities;

•	the interest rate and interest and other payment dates on the Company Debentures will match the distribution rate, distribution dates and other payment dates for the Trust Preferred Securities;

•	HEI will pay for any and all costs, expenses and liabilities of the Trust except the Trust’s obligations to holders of the related Trust Preferred Securities; and

•	the applicable Trust Agreement further provides that the trust will not engage in any activity that is not consistent with the limited purposes of the Trust.

      Notwithstanding anything to the contrary in the Junior Indenture, HEI has the right to set-off any payment it is otherwise required to make under that Junior Indenture against and to the extent it has previously made, or is concurrently on the date of the payment making, a payment under a Trust Guarantee.

Enforcement Rights of Holders of Trust Preferred Securities

      If HEI fails to make interest or other payments on the Company Debentures when due (taking account of any extension period), the holders of the Trust Preferred Securities may direct the Property Trustee to enforce its rights under the Company Debentures. If the Property Trustee fails to enforce its rights under the Company Debentures, a holder of Trust Preferred Securities may, to the fullest extent permitted by applicable law, institute a legal proceeding against HEI to enforce the Property Trustee’s rights under the Company Debentures without first instituting any legal proceeding against the Property Trustee or any other person or entity. Notwithstanding the foregoing, if an event of default has occurred and is continuing under the Trust Agreement, and that event is attributable to HEI’s failure to pay interest or principal on the Company Debentures on the date such interest or principal is otherwise payable (or, in the case of redemption, on the redemption date), then a holder of Trust Preferred Securities may institute legal proceedings directly against HEI to obtain payment. Similarly, if HEI fails to make payments under the Trust Guarantee, the Trust Guarantee provides a mechanism whereby the holders of the Trust Preferred Securities may direct the Trust Guarantee Trustee to enforce its rights thereunder. Alternatively, any holder of Trust Preferred Securities may institute a legal proceeding directly against HEI to enforce the Trust Guarantee Trustee’s rights under the Trust Guarantee without first instituting a legal proceeding against the Trust, the Trust Guarantee Trustee, or any other person or entity.

Limited Purpose of Trust

      The Trust Preferred Securities issued by a Trust represent preferred undivided beneficial interests in the assets of the Trust, and the Trust exists for the sole purpose of issuing its Trust Preferred Securities and Trust Common Securities and investing the proceeds of these Trust Securities in Company Debentures. A principal difference between the rights of a holder of a Trust Preferred Security and a holder of a Company Debenture is that a holder of a Company Debenture is entitled to receive from HEI payments on Company Debentures held, while a holder of Trust Preferred Securities is entitled to receive distributions or other amounts distributable with respect to the Trust Preferred Securities from a Trust, or from HEI under a Trust Guarantee, only if and to the extent the Trust has funds available for the payment of the distributions.

Rights Upon Dissolution

      Upon any voluntary or involuntary dissolution of a Trust, other than any dissolution involving the distribution of the related Company Debentures, after satisfaction of liabilities to creditors of the Trust as required by applicable law, the holders of the Trust Preferred Securities issued by the Trust will be entitled to receive, out of assets held by the Trust, the liquidation distribution in cash. Since HEI is the guarantor under each of the Trust Guarantees and has agreed to pay for all costs, expenses and liabilities of each Trust, other than each Trust’s obligations to the holders of the respective Trust Securities, the positions of a holder of Trust Preferred Securities and a holder of Company Debentures relative to other creditors and to HEI’s shareholders in the event of HEI’s liquidation or bankruptcy are expected to be substantially the same.

DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

      Under its Restated Articles of Incorporation, as amended (the “Articles”), HEI is authorized to issue 100,000,000 shares of Common Stock without par value (“Common Stock”) and 10,000,000 shares of Preferred Stock without par value (“Preferred Stock”). The HEI Board of Directors has authorized and designated only one series of preferred stock, being 500,000 shares of Series A Junior Participating Preferred Stock, none of which has been issued. The following description of the terms of HEI’s capital stock sets forth the general terms and provisions of HEI’s capital stock and does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles, HEI’s By-laws, the resolution creating the Series A Junior Participating Preferred Stock and the Stockholder Rights Plan described below.

Common Stock

      General. The outstanding shares of Common Stock, other than shares of restricted stock issued from time to time under HEI’s Stock Option and Incentive Plan of 1987 (as amended) until such restrictions are satisfied, are fully paid and nonassessable. Additional shares of Common Stock, when issued, will be fully paid and nonassessable when the consideration for which HEI’s board of directors authorizes their issuance has been received. The holders of Common Stock have no preemptive rights and there are no conversion, redemption or sinking fund provisions applicable thereto.

      Common Stock is transferable at the Shareholder Services Office of the Company, American Savings Bank Tower, 8th Floor, 1001 Bishop Street, Honolulu, Hawaii 96813, and at the office of Continental Stock Transfer & Trust Company, Co-Transfer Agent and Registrar, 17 Battery Place, New York, New York 10004.

      Dividend Rights and Limitations. Stock and cash dividends may be issued and paid to the holders of Common Stock as and when declared by the Board of Directors, provided that, after giving effect to the payment of cash dividends, HEI is able to pay its debts as they become due in the usual course of its business and HEI’s total assets are not less than the sum of its total liabilities plus the maximum amount that then would be payable in any liquidation in respect of all outstanding shares having preferential rights in liquidation. All shares of Common Stock will participate equally with respect to dividends.

      HEI is a legal entity separate and distinct from its various subsidiaries. As a holding company with no significant operations of its own, the principal sources of its funds are dividends or other distributions from its operating subsidiaries, borrowings and sales of equity. The ability of certain of HEI’s direct and indirect subsidiaries to pay dividends or make other distributions to HEI, or to make loans or extend credit to or purchase assets from HEI, is subject to contractual, statutory and regulatory restrictions, including without limitation the provisions of an agreement with the PUC (pertaining to HEI’s electric utility subsidiaries) and the minimum capital requirements imposed by law on ASB, as well as restrictions and limitations set forth in debt instruments, preferred stock resolutions and guarantees. HEI does not expect that the regulatory and contractual restrictions applicable to HEI or its direct or indirect subsidiaries will significantly affect its ability to pay dividends on its Common Stock. Please see “Business — Regulations and other matters — Restrictions on dividends and other distributions” in HEI’s Annual Report on Form 10-K for the year ended December 31, 2002 for a more complete description of the ability of certain of HEI’s subsidiaries to pay dividends or make other distributions to HEI.

      Liquidation Rights. In the event of any liquidation, dissolution, receivership, bankruptcy, disincorporation or winding-up of the affairs of the Company, voluntarily or involuntarily, holders of Common Stock are entitled to any assets of HEI available for distribution to HEI’s stockholders after the payment in full of any preferential amounts to which holders of any Preferred Stock may be entitled. All shares of Common Stock will rank equally in the event of liquidation.

      Voting Rights. Holders of Common Stock are entitled to one vote per share, subject to such limitation or loss of right as may be provided in resolutions which may be adopted from time to time creating issues of Preferred Stock or otherwise. At annual and special meetings of stockholders, a majority of the outstanding shares of Common Stock constitutes a quorum, the election of directors requires a plurality of votes cast, and any other action may be approved if the votes cast in favor of the action exceed the votes cast opposing the action, except as otherwise required by law, and except as provided by HEI’s By-laws (including with respect to the amendment of certain provisions of HEI’s By-laws) and except as may be provided in resolutions that may be adopted from time to time creating series of Preferred Stock or otherwise.

      Under HEI’s current By-laws, one-third (as nearly as possible) of the total number of directors is elected at each annual meeting of stockholders and no holder of Common Stock is entitled to cumulate votes in an election of directors so long as HEI shall have a class of equity securities registered pursuant to the Exchange Act which are listed on a national securities exchange or traded over-the-counter on the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation System. Directors may be removed from office only for cause.

      An amendment to the provisions in the By-laws relating to (1) matters which may be brought before an annual meeting, (2) matters which may be brought before a special meeting, (3) cumulative voting, (4) the number and staggered terms of members of the Board of Directors, (5) removal of directors and (6) amendment of the By-laws must in each case be approved either (a) by the affirmative vote of 80% of the shares entitled to vote generally with respect to election of directors voting together as a single class, or (b) by the affirmative vote of a majority of the entire Board of Directors plus a concurring vote of a majority of the “continuing directors” (as that term is defined in Article XVIII of the By-laws) voting separately and as a subclass of directors.

      The provisions of HEI’s By-laws referred to in the foregoing two paragraphs, and the stockholder rights plan and statutory provisions referred to below, may have the effect of delaying, deferring or preventing a change in control of HEI.

Preferred Stock

      General. Preferred Stock may be issued by the Board of Directors in one or more series, without action by stockholders and with such preferences, voting powers, restrictions and qualifications as may be fixed by resolution of the Board of Directors authorizing the issuance of such shares. Under current Hawaii law, all shares of a series of preferred stock must have preferences, limitations and relative rights identical with those of other shares of the same series and, except to the extent otherwise provided in the description of the series, with those of other series in the same class.

      If and when authorized by the Board of Directors, any such Preferred Stock may be preferred as to dividends or in liquidation, or both, over the Common Stock. For example, the terms of the Preferred Stock, if and when authorized, could prohibit dividends on shares of Common Stock until all dividends and any mandatory redemptions have been paid with respect to shares of Preferred Stock. In addition, the Board of Directors may, without stockholder approval, issue Preferred Stock with voting and conversion rights which could adversely affect the voting power or economic rights of the holders of Common Stock. Issuance of Preferred Stock by HEI could thus have the effect of delaying, deferring or preventing a change of control of HEI. The first and only series of Preferred Stock that has been authorized by the Board of Directors as of the date of this prospectus is the Series A Junior Participating Preferred Stock that was created in connection with the establishment of HEI’s Stockholder Rights Plan discussed below. No shares of HEI Preferred Stock are issued or outstanding.

      Principal Terms of the Stockholder Rights Plan. On October 28, 1997, the Board of Directors of HEI adopted a Stockholder Rights Plan and declared a dividend of one right for each share of Common Stock of HEI to stockholders of record on November 10, 1997 (the “Record Date”). A right has attached and will continue to attach to each share of Common Stock issued between the Record Date and the Distribution Date (as such term is defined below). Each right will entitle the registered holder to purchase from HEI a unit (a “Unit”) consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock without par value at a purchase price of $112 per Unit (the “Purchase Price”), subject to adjustment. The description and terms of the rights are set forth in the Rights Agreement, dated as of October 28, 1997, between HEI and Continental Stock Transfer & Trust Company, as rights agent. The following summary of the rights and the Stockholder Rights Plan is not intended to be complete and is qualified in its entirety by reference to the Rights Agreement, HEI’s rights plan is designed to deter coercive or unfair takeover tactics, including the gradual accumulation of shares in the open market, partial or two-tiered tender offers, and private transactions through which an acquiror gains control of HEI without offering fair value to all of HEI’s stockholders.

      Until the Distribution Date (as defined below), (1) no separate rights certificates will be distributed and the rights will be evidenced by the Common Stock certificates and will be transferred with and only with those Common Stock certificates, (2) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (3) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the rights associated with the Common Stock represented by that certificate. The rights will separate from the Common Stock upon the earlier of (a) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock other than as a result of repurchases of stock by HEI (the “Stock Acquisition Date”) or (b) 10 days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person (the earlier of (a) and (b), the “Distribution Date”). As soon as practicable after the Distribution Date, rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate rights certificates alone will represent the rights.

      Except as otherwise determined by the Board of Directors, only shares of Common Stock issued and outstanding prior to the Distribution Date will have rights attached.

      The rights are not exercisable until the Distribution Date and will expire at the close of business on November 1, 2007 unless earlier redeemed by HEI as described below. At no time will the rights have any voting power.

      In the event a person becomes an Acquiring Person, each holder of a right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of HEI), having a value equal to two times the Exercise Price of the right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in the prior sentence (the “Flip-in Event”), all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, rights are not exercisable following the occurrence of the Flip-in Event until such time as the rights are no longer redeemable by HEI as set forth below.

      In the event that following the Stock Acquisition Date, (1) HEI engages in a merger or business combination transaction in which HEI is not the surviving corporation; (2) HEI engages in a merger or business combination transaction in which HEI is the surviving corporation and the Common Stock of HEI is changed or exchanged; or (3) 50% or more of HEI’s assets or earning power is sold or transferred (all deemed “Flip-Over Events”), each holder of a right (except rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the right, Common Stock of the acquiring company having a value equal to two times the Exercise Price of the right.

      The Purchase Price payable, and the number of Units of Series A Junior Participating Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Junior Participating Preferred Stock, (2) if holders of the Series A Junior Participating Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Series A Junior Participating Preferred Stock, or (3) upon the distribution to holders of the Series A Junior Participating Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

      With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

      At any time until ten days following the Stock Acquisition Date, HEI may redeem the rights in whole, but not in part, at a price of $0.01 per right. Immediately upon the action of the Board of Directors ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the redemption price of $0.01 per right.

      Until a right is exercised, the holder thereof, as such, will have no rights as a Preferred Stockholder of HEI, including, without limitation, the right to vote or to receive dividends.

      Prior to the Distribution Date, HEI may supplement or amend any provision of the Rights Agreement. After the Distribution Date, the provisions of the Rights Agreement may be supplemented or amended by the Board in order to cure any ambiguity, to make changes which do not materially adversely affect the interests of holders of rights (excluding the interest of any Acquiring Person), to correct or supplement any defective or inconsistent provision in the Rights Agreement, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that from and after the Distribution Date, no amendment to lengthen the time period governing redemption shall be made unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of rights. The Rights Agreement may not be amended at a time when the rights are not redeemable.

      Principal Terms of the Series A Junior Participating Preferred Stock. On October 28, 1997, the Board of Directors of HEI authorized a series of 500,000 shares of Preferred Stock, designated the Series A Junior Participating Preferred Stock. The Series A Junior Participating Preferred Stock is without par value, and was created in conjunction with the Board’s adoption of the Rights Agreement described above. No shares of Series A Junior Participating Preferred Stock have been issued. The Series A Junior Participating Preferred Stock may be purchased under certain circumstances, as set forth in the Rights Agreement. The exercise price for one one-hundredth of a share of Series A Junior Participating Preferred Stock is $112, subject to adjustment.

      The Series A Junior Participating Preferred Stock ranks junior to all other series of Preferred Stock as to the payment of dividends and distribution of assets, unless the terms of any such series provide otherwise. If declared by the Board of Directors out of funds legally available therefor, the dividend rate for the Series A Junior Participating Preferred Stock is the greater of $61.00 per quarter, or 100 times the then current quarterly dividend per common share (as adjusted from time to time to reflect stock dividends, subdivisions or combinations). Whenever quarterly dividends on the Series A Junior Participating Preferred Stock are in arrears, dividends or other distributions may not be made on the Common Stock or on any series of Preferred Stock ranking junior to the Series A Junior Participating Preferred Stock. Upon liquidation, no holders of shares ranking junior to the Series A Junior Participating Preferred Stock shall receive any distribution until all holders of the Series A Junior Participating Preferred Stock shall have received $100 per share, plus any unpaid dividends (the “Series A Liquidation Preference”). Following payment of the Series A Liquidation Preference, no additional distributions shall be made to the holders of Series A Junior Participating Preferred Stock unless holders of Common Stock receive an amount equal to the Series A Liquidation Preference divided by 100, as adjusted, and thereafter (and after taking into account any amounts that may then be due to holders of any other series of Preferred Stock) the holders of the Series A Junior Participating Preferred Stock shall be entitled to share in the remaining assets of HEI with the holders of the Common Stock, ratably on a per share basis. In the event that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, which rank on a parity with the Series A Junior Participating Preferred Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences.

      Each share of Series A Junior Participating Preferred Stock shall entitle the holder thereof to 100 votes, as may be adjusted from time to time, on all matters submitted to a vote of the stockholders of HEI, voting together with the Common Stock. If dividends on any Series A Junior Participating Preferred Stock are in arrears in an amount equal to six quarterly dividends, then until dividends for all previous quarters and for the current quarter have been declared and paid or set aside for payment, the holders of Series A Junior Participating Preferred Stock, voting as a class with holders of other series of Preferred Stock who are then entitled to vote thereon, shall also have the right to elect two directors to HEI’s Board of Directors. The shares of Series A Junior Participating Preferred Stock are not redeemable.

Restriction on Purchases of Shares and Consequences of Substantial Holdings under Certain Hawaii and Federal Laws

      Provisions of Hawaii and federal law, some of which are described below, place restrictions on the acquisition of beneficial ownership of 5% or more of the voting power of HEI. The following does not purport to be a complete enumeration of all of these provisions, nor does it purport to be a complete description of the statutory provisions that are enumerated. Persons contemplating the acquisition of 5% or more of the issued and outstanding shares of HEI’s Common Stock should consult with their legal and financial advisors concerning statutory and other restrictions on such acquisitions.

      The Hawaii Control Share Acquisition Act places restrictions on the acquisition of ranges of voting power (starting at 10% and at 10% intervals up to a majority) for the election of directors of HEI unless the acquiring person obtains approval of the acquisition, in the manner specified in the Hawaii Control Share Acquisition Act, by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, exclusive of the shares beneficially owned by the acquiring person, and consummates the proposed control share acquisition within 180 days after shareholder approval. If such approval is not obtained, the statute provides that the shares acquired may not be voted for a period of one year from the date of acquisition, the shares will be nontransferable on HEI’s books for one year after acquisition and HEI, during the one-year period, shall have the right to call the shares for redemption either at the prices at which the shares were acquired or at book value per share as of the last day of the fiscal quarter ended prior to the date of the call for redemption.

      Under provisions of the Hawaii Business Corporation Act, subject to certain exceptions, HEI may not be a party to a merger or consolidation unless the merger or consolidation is approved by the holders of at least 75% of all of the issued and outstanding voting stock of HEI.

      Under provisions of Hawaii law regulating public utilities, not more than 25% of the issued and outstanding voting stock of certain public utility corporations, including HECO and its wholly owned electric utility subsidiaries, may be held, directly or indirectly, by any single foreign corporation or any single nonresident alien, or held by any person, without the prior approval of the PUC. The acquisition of more than 25% of the issued and outstanding voting stock of HEI in one or more transactions might be deemed to result in the holding of more than 25% of the voting stock of its electric utility subsidiaries. In addition, HEI is subject to an agreement entered into with the PUC when HECO became a wholly-owned subsidiary of HEI. This agreement provides that the acquisition of HEI by a third party, whether by purchase, merger, consolidation or otherwise, requires the prior written approval of the PUC.

      Under the Public Utility Holding Company Act of 1935 (the “1935 Act”), any company (as defined in the 1935 Act) that directly or indirectly owns, controls or holds with power to vote 10% or more of the outstanding voting securities of HEI may be a public utility holding company, subject to regulation under the 1935 Act, unless an exemption is available under the 1935 Act or the SEC, upon application, declares such a company not to be a holding company. In addition, under the 1935 Act, it is unlawful, without the Commission’s approval or an available exemption, for any person to acquire, directly or indirectly, any security of a public utility company if the person is an affiliate of such company or any other public utility or holding company, or will by virtue of such acquisition become such an affiliate. An “affiliate” of a company includes any person that directly or indirectly owns, controls or holds with power to vote 5% percent or more of the outstanding voting securities of the company. By virtue of HEI’s ownership of HECO, and in turn HECO’s ownership of MECO and HELCO, HEI is thus the direct and indirect parent company (directly and indirectly owning 100% of the voting securities) of more than one public utility company. So long as that is the case, under current law (a) any person who acquires ownership, control or power to vote 5% or more of HEI’s outstanding shares would, by virtue of such acquisition, become an affiliate of more than one public utility company, thereby requiring prior Commission approval unless an exemption is available, and (b) any subsequent acquisition of HEI shares by such affiliates would be subject to Commission approval unless an exemption is available.

      Federal law restricts acquisitions of a bank and any entity considered to be its holding company by establishing thresholds of “control” the acquisition of which requires prior regulatory approval and by limiting the types of persons and entities eligible to acquire such control. The primary federal banking regulator of ASB is the OTS. As a result of HEI’s indirect ownership of ASB, both HEI and HEI Diversified, Inc. (“HEIDI”), the direct parent corporation of ASB, are also subject to a certain degree of regulation by the OTS as “unitary savings and loan holding companies” (i.e., companies whose subsidiaries include a savings association and one or more nonfinancial subsidiaries). The Gramm-Leach-Bliley Act prohibits the creation of new so-called “unitary savings and loan holding companies,” although the unitary savings and loan holding company relationship among HEI, HEIDI and ASB is “grandfathered” under this Act so that HEI and its subsidiaries will be able to continue to engage in their current activities. The effect of this prohibition is that any acquisition of HEI is likely to require a divestiture of ASB or of its assets and liabilities. Federal law also limits the persons and entities eligible to acquire ASB or its assets and liabilities.

      The thresholds of “control” which will trigger the need for notice to the OTS and, in certain instances, prior OTS approval are, with respect to transactions for which OTS is the primary federal banking regulator, set forth in federal statutes and the OTS regulations. Generally, no company, or any director or officer of a savings and loan holding company, or person who owns, or controls or holds with power to vote more than 25% of the voting stock of such holding company, may acquire control of a bank insured by the FDIC or its holding company without the prior written approval of the OTS. In addition, no person (other than certain persons affiliated with a savings and loan holding company) may acquire control of a bank or savings and loan holding company, unless the OTS has been given 60 days’ prior written notice of the acquisition and has not objected to it. “Control” in this context means the acquisition of, control of, or holding proxies representing, more than 25% of the voting shares of HEI or the power to control in any manner the election of a majority of the directors of HEI. Moreover, under OTS regulations, one would be determined, subject to rebuttal, to have acquired control if one acquires more than 10% of the voting shares of HEI and is subject to one of certain specified “control factors.” Anyone acquiring more than 10%, or additional stock above 10%, of any class of shares of HEI is required to file a certification with the OTS. Companies that are already qualified as savings and loan association holding companies are subject to even lower thresholds of voting share acquisition than the more generally applicable 25% and 10% thresholds just described. Such companies may not acquire more than 5% of the voting shares of HEI without prior OTS approval.

      In addition to the federal restrictions which result from ASB’s status as a bank, HEI, HEIDI and ASB are subject to potential State of Hawaii restrictions on acquisitions of “control” as a result of the nondepository financial services loan company license issued under the Hawaii Code of Financial Institutions (the “Hawaii Code”) to ASB Realty Corporation, a Hawaii corporation and a subsidiary of ASB. As a result of its direct or indirect voting control of ASB Realty, each of HEI, HEIDI and ASB has registered as a “financial institution holding company” under the Hawaii Code. In principle, a change in control of a company registered as a financial institution holding company requires the prior approval of the Hawaii Commissioner of Financial Institutions. However, the Commissioner has the discretion to waive the requirement for prior approval where the financial institution holding company status results solely from the control of a nondepository financial services loan company such as ASB Realty, provided that publication, in a form approved by the Commissioner, is made stating the fact that a change of control will take place and describing the effect, if any, on the operations and employees of the nondepository financial services loan company. If the requirement for prior approval is not waived, approval of the Commissioner would be required for any direct or indirect acquisition of the ownership of or power to vote 10% or more of any class of the voting stock of HEI.

Dividend Reinvestment and Stock Purchase Plan

      Any individual of legal age or entity is eligible to participate in the HEI Dividend Reinvestment and Stock Purchase Plan by making an initial cash investment in Common Stock, subject to applicable laws and regulations and the requirements of the plan. Holders of Common Stock, and Preferred Stock of HEI’s electric utility subsidiaries (HECO, MECO and HELCO), may automatically reinvest some or all of their dividends to purchase additional shares of Common Stock at market prices (as defined in the plan). Participants in the plan may also purchase additional shares of Common Stock at market prices (as defined in the plan) by making cash contributions to the plan. HEI reserves the right to suspend, modify or terminate the plan at any time. Shares of Common Stock issued under the plan may either be newly issued shares or shares purchased by the plan on the open market. Participants do not pay brokerage commissions or service charges in connection with purchases of newly issued shares, but do pay their pro rata share of brokerage commissions if the plan purchases shares for participants on the open market.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

      HEI may issue stock purchase contracts, including contracts obligating holders to purchase from HEI, and HEI to sell to the holders, a specified number of shares of Common Stock at a future date or dates. The price per share of Common Stock and the number of shares of Common Stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units, often known as stock purchase units, consisting of a stock purchase contract and beneficial interests in:

•	Senior Debt Securities or Senior Subordinated Debt Securities,

•	debt obligations of third parties, including U.S. treasury securities, or

•	Trust Preferred Securities issued by a Trust, all of whose Trust Common Securities are owned by HEI.

securing the holders’ obligations to purchase the Common Stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and these payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

      The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units, including, if applicable, collateral or depository arrangements.

BOOK-ENTRY SYSTEM

      Unless otherwise indicated in the applicable prospectus supplement, each series of Debt Securities (other than Company Debentures issued to a Trust), Preferred Stock and Trust Preferred Securities will initially be issued in the form of one or more global securities, in registered form, without coupons. The global security will be deposited with, or on behalf of, the depository, and registered in the name of the depository or a nominee of the depository. Unless otherwise indicated in the applicable prospectus supplement, the depository for any global securities will be DTC.

      So long as the depository, or its nominee, is the registered owner of a global security, such depository or such nominee, as the case may be, will be considered the owner of such global security for all purposes, including for any notices and voting. Except in limited circumstances, the owners of beneficial interests in a global security will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of any such securities and will not be considered the registered holder thereof. Accordingly, each person holding a beneficial interest in a global security must rely on the procedures of the depository and, if such person is not a direct participant, on procedures of the direct participant through which such person holds its interest, to exercise any of the rights of a registered owner of such security.

      Global securities may be exchanged in whole for certificated securities only if:

•	the depository notifies HEI that it is unwilling or unable to continue as depository for the global securities or the depository has ceased to be a clearing agency registered under the Exchange Act and, in either case, HEI thereupon fails to appoint a successor depository within 90 days;

•	HEI, at its option, notifies the trustee or other agent in writing that it elects to cause the issuance of certificated securities; or

•	there shall have occurred and be continuing an event of default with respect to the applicable securities of any series.

In any such case, HEI has agreed to notify the applicable trustee or other agent in writing that, upon surrender by the direct participants and indirect participants of their interest in such global securities, certificated securities representing the applicable securities will be issued to each person that such direct participants and indirect participants and the depository identify as being the beneficial owner of such securities.

      The following is based solely on information furnished by DTC.

      DTC will act as depository for the global securities. The global securities will be issued as fully-registered securities registered in the name of Cede & Co., DTC’s partnership nominee. One fully-registered global security certificate will be issued for each issue of the global securities, each in the aggregate principal amount of such issue and will be deposited with DTC or its custodian.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing corporation” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

      Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, which are referred to as indirect participants and, together with the direct participants, the participants. The rules applicable to DTC and its participants are on file with the SEC.

      Purchases of global securities under the DTC system must be made by or through direct participants, who will receive a credit for such purchases of global securities on DTC’s records. The ownership interest of each actual purchaser of each global security, or beneficial owner, is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global securities, except in the event that use of the book-entry system for the global securities is discontinued.

      To facilitate subsequent transfers, all global securities deposited by participants with DTC (or its custodian) are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of global securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global securities; DTC’s records reflect only the identity of the direct participants to whose accounts such global securities are credited which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      If the global securities are redeemable, redemption notices shall be sent to Cede & Co. If less than all of the global securities are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

      Neither DTC nor Cede & Co. will consent or vote with respect to the global securities. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants whose accounts the global securities are credited on the record date, identified in a listing attached to the omnibus proxy.

      Principal, interest and premium and other payments, if any, on the global securities will be made to DTC in immediately available funds. DTC’s practice is to credit direct participants’ accounts on the date on which interest or other distributions are payable in accordance with the respective holdings shown on DTC’s records, unless DTC has reason to believe that it will not receive payment on such date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, the trustee or other agent for such securities, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, interest and premium, if any, or other distributions on any of the aforementioned securities represented by global securities to DTC is the responsibility of the appropriate trustee or other agent and us. Disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of the participants.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources, including DTC, that we believe to be reliable, but we take no responsibility for the accuracy thereof.

      The underwriters, dealers or agents of any of the securities may be direct participants of DTC.

      None of the trustees, HEI or any agent for payment on or registration of transfer or exchange of any global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

PLAN OF DISTRIBUTION

      HEI and any Trust may sell any of the securities offered by this prospectus (the “Offered Securities”) in any of, or any combination of, the following ways: (i) directly to purchasers, (ii) through agents, (iii) to or through underwriters or (iv) through dealers.

      Offers to purchase Offered Securities may be solicited directly by HEI and/or any Trust, as the case may be, or by agents designated by HEI and/or a Trust, as the case may be, from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the Offered Securities in respect of which this prospectus is delivered will be named, and any commissions payable by HEI to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in the related prospectus supplement, any such agency will be acting on a best efforts basis for the period of its appointment.

      If an underwriter or underwriters are utilized in the sale of Offered Securities in respect of which this prospectus is delivered, such Offered Securities will be acquired by such underwriter or underwriters for its own account or their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriter or underwriters with respect to a particular underwritten offering of such Offered Securities will be named in, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of the applicable prospectus supplement. In connection with the sale of such Offered Securities, underwriters may receive compensation from HEI in the form of underwriting discounts or commissions and may also receive commissions from purchasers of any such Offered Securities for whom they may act as agent. Unless otherwise set forth in such prospectus supplement, the obligations of such underwriter or underwriters will be subject to certain conditions precedent, and such underwriters will be obligated to purchase all such Offered Securities if any are purchased.

      If a dealer is utilized in the sale of the Offered Securities in respect of which this prospectus is delivered, HEI and/or any Trust, as the case may be, will sell such Offered Securities to the dealer, as principal. The dealer may then resell such Offered Securities to the public at varying prices to be determined by such dealer at the time of resale. The dealer involved in the offer or sale of such Offered Securities will be named, and any discounts or commissions allowed or reallowed or paid to the dealer will be set forth, in the prospectus supplement.

      Any underwriters utilized may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 of Regulation M under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the particular Offered Securities in the open market after the distribution has been completed in order to cover syndicate short positions. These stabilizing transactions and syndicate covering transactions may cause the price of the Offered Securities to be higher than it would otherwise be in the absence of such transactions.

      Any underwriters, dealers or agents participating in the distribution of the Offered Securities may be deemed to be underwriters and any discounts or commissions received by them on the sale or resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Agents, dealers and underwriters may be entitled, under agreements entered into with HEI and the Trusts, to indemnification by HEI and the Trusts against certain liabilities, including liabilities under the Securities Act, and to contribution with respect to payments which the agents, dealers or underwriters may be required to make in respect of these liabilities. Agents, dealers and underwriters may engage in transactions with or perform services for HEI or its affiliates in the ordinary course of business.

      Unless otherwise specified in a prospectus supplement, except for the Common Stock, which is listed on the New York Stock Exchange, the Offered Securities will not be listed on a national securities exchange or the Nasdaq Stock Market. No assurance can be given that any broker-dealer will make a market in any series of the Offered Securities, and, in any event, no assurance can be given as to the liquidity of the trading market for any of the Offered Securities. The prospectus supplement will state, if known, whether or not any broker-dealer intends to make a market in the Offered Securities. If no such determination has been made, the prospectus supplement will so state.

      HEI may enter into derivative transactions with third parties in which these third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by HEI or borrowed from HEI or others to settle those sales or to close out any related borrowings of stock, and may use securities received from HEI in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and will be identified as such in the applicable prospectus supplement.

LEGAL MATTERS

      The validity of the Offered Securities (except for the Trust Preferred Securities) and certain matters relating thereto, will be passed upon for HEI, and certain United States federal income taxation matters will be passed upon for HEI and the Trusts, by Goodsill Anderson Quinn & Stifel LLP, 1800 Alii Place, 1099 Alakea Street. Honolulu, Hawaii 96813. Certain matters of Delaware law relating to the validity of the Trust Preferred Securities will be passed upon on behalf of each of the Trusts by Richards, Layton & Finger, P.A., special Delaware counsel to the Trusts and HEI. The validity of the Offered Securities will be passed upon for any underwriters, dealers or agents by Pillsbury Winthrop LLP, New York, New York.

EXPERTS

      The consolidated financial statements and schedules of HEI and its subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, which consolidated financial statements and schedules have been incorporated by reference and included, respectively, in HEI’s Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 2003, have been incorporated by reference herein and in the registration statement of which this prospectus is a part in reliance upon the respective reports of KPMG LLP, independent certified public accountants, incorporated by reference herein and in the registration statement of which this prospectus is a part, and upon the authority of said firm as experts in accounting and auditing. The audit reports covering the December 31, 2003 consolidated financial statements and schedules refer to a change in the method of accounting for goodwill and other intangible assets and for stock based compensation.

2,000,000 Shares

Hawaiian Electric Industries, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Goldman, Sachs & Co.

Robert W. Baird & Co.

Piper Jaffray

A.G. Edwards & Sons, Inc.

March 10, 2004